Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172391
PROSPECTUS

MERCER INTERNATIONAL INC.
OFFER TO EXCHANGE
$300,000,000 principal amount of its
9.5% Senior Notes due 2017
which have been registered under the Securities Act,
for any and all of its outstanding 9.5% Senior Notes due 2017

•	The exchange offer expires at 5:00 p.m., New York City time, on April 26, 2011, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

•	You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•	You may tender outstanding notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	Our affiliates may not participate in the exchange offer.

•	All untendered outstanding notes will continue to be subject to any applicable restrictions on transfer set forth in the outstanding notes and in the indenture governing the outstanding notes. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

•	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

Please refer to “Risk Factors” beginning on page 18 of this prospectus for a description of the risks you should consider when evaluating this offer to exchange.

We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2011.

We have not authorized anyone to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus unless we authorize it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Mercer International Inc., Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8, Attention: Investor Relations, or call (604) 684-1099 and ask to speak to Investor Relations. In addition, to obtain timely delivery of any information you request, you must submit your request no later than April 19, 2011, which is five business days before the date the exchange offer expires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference herein contain “forward-looking statements”. Generally, forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, or words of similar meaning, or future or conditional verbs, such as “will”, “should”, “could”, or “may”, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on expectations, forecasts and assumptions by our management and involve a number of risks, uncertainties and other factors, many of which are beyond our control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

•	the highly cyclical nature of our business;

•	our level of indebtedness could negatively impact our financial condition and results of operations;

•	a weak global economy could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

•	in a weak pulp price and demand environment there can be no assurance that we will be able to generate sufficient cash flows, to service, repay or refinance debt;

•	cyclical fluctuations in the price and supply of our raw materials could adversely affect our business;

•	we operate in highly competitive markets;

•	we are exposed to currency exchange rate and interest rate fluctuations;

•	increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations;

•	we use derivatives to manage certain risks which has caused significant fluctuations in our operating results;

•	we are subject to extensive environmental regulation and we could have environmental liabilities at our facilities;

•	our Celgar energy project may not generate the results or benefits we expect;

•	our business is subject to risks associated with climate change and social government responses thereto;

•	we are subject to risks related to our employees;

•	we rely on German federal and state government grants and guarantees;

•	risks relating to our participation in the European Union Emissions Trading Scheme, referred to as the “EU ETS”, and the application of Germany’s Renewable Energy Resources Act, referred to as the “Renewable Energy Act”;

•	we are dependent on key personnel;

•	we may experience material disruptions to our production;

•	we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

•	our insurance coverage may not be adequate; and

•	we rely on third parties for transportation services.

Given these uncertainties, you should not place undue reliance on our forward-looking statements. You should read this prospectus and the documents incorporated by reference herein with the understanding that our actual future results may be materially different from what we expect. The foregoing review of important factors is not exhaustive or necessarily in order of importance and should be read in conjunction with the other cautionary statements that are included in or incorporated by reference into this prospectus. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New factors emerge from time to time, and it is not possible for us to predict all such factors. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in or incorporated by reference in this prospectus, whether as a result of new information, future events or otherwise.

EXCHANGE RATES

Our reporting currency and financial statements included in this prospectus or incorporated by reference into this prospectus are in Euros, as a significant majority of our business transactions are originally denominated in Euros. We translate non-Euro denominated assets and liabilities at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.

The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the “Noon Buying Rate”, for the conversion of Euros and Canadian dollars to U.S. dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(€/$)

End of period	0.7536	0.6977	0.7184	0.6848	0.7577
High for period	0.6879	0.6623	0.6246	0.6729	0.7504
Low for period	0.8362	0.7970	0.8035	0.7750	0.8432
Average for period	0.7541	0.7176	0.6826	0.7304	0.7969

	(C$/$)
End of period	1.0009	1.0461	1.2240	0.9881	1.1653
High for period	0.9960	1.0289	0.9717	0.9168	1.0989
Low for period	1.0776	1.2995	1.2971	1.1852	1.1726
Average for period	1.0298	1.1412	1.0660	1.0740	1.1344

On March 18, 2011, the date of the most recent weekly publication of the Noon Buying Rate before the date of this prospectus, the Noon Buying Rate for the conversion of Euros and Canadian dollars to U.S. dollars was €0.7072 per U.S. dollar and C$0.9846 per U.S. dollar.

In addition, certain financial information relating to our Celgar mill included in this prospectus is stated in Canadian dollars while we report our financial results in Euros. The following table sets out exchange rates, based on the noon rate provided by the Bank of Canada, referred to as the “Daily Noon Rate”, for the conversion of Canadian dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on Daily Noon Rates) and the range of high and low exchange rates for these periods:

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(C$/€)

End of period	1.3319	1.5000	1.7046	1.4428	1.5377
High for period	1.2478	1.4936	1.4489	1.3448	1.3523
Low for period	1.5067	1.6920	1.7316	1.5628	1.5377
Average for period	1.3671	1.5851	1.5603	1.4690	1.4244

On March 25, 2011, the Daily Noon Rate for the conversion of Canadian dollars to Euros was C$1.3829 per Euro.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with the generally accepted accounting principles in the United States, referred to as “GAAP”. Specifically, we make use of the non-GAAP measure “Operating EBITDA”.

Operating EBITDA is defined as operating income (loss) plus depreciation and amortization and non-recurring capital asset impairment charges. We use Operating EBITDA as a benchmark measurement of our own operating results and as a benchmark relative to our competitors. We consider it to be a meaningful supplement to operating income as a performance measure primarily because depreciation expense and non-recurring capital asset impairment charges are not an actual cash cost, and depreciation expense varies widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of our operating facilities. In addition, we believe Operating EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

Operating EBITDA does not reflect the impact of a number of items that affect our net income (loss) attributable to common shareholders, including financing costs and the effect of derivative instruments. Operating EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to net income (loss) or income (loss) from operations as a measure of performance, nor as an alternative to net cash from operating activities as a measure of liquidity.

Operating EBITDA has significant limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Operating EBITDA does not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt; (iv) noncontrolling interests on our Stendal mill operations; (v) the impact of realized or marked to market changes in our derivative positions, which can be substantial; and (vi) the impact of impairment charges against our investments or assets. Because of these limitations, Operating EBITDA should only be considered as a supplemental operational performance measure and should not be considered as a measure of liquidity or cash available to us to invest in the growth of our business. See the Statement of Cash Flows set out in our interim consolidated financial statements included herein. Because all companies do not calculate Operating EBITDA in the same manner, Operating EBITDA as calculated by us may differ from Operating EBITDA or EBITDA as calculated by other companies. We compensate for these limitations by using Operating EBITDA as a supplemental measure of our operational performance in addition to our GAAP financial statements.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding our market share and the markets in which we compete. We have obtained some of this market share information and industry data from internal surveys, market research, publicly available information and industry publications. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although we believe this information is reliable, we have not independently verified, or cannot guarantee, the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

Statements in this prospectus concerning the production capacity of our pulp mills are management estimates based primarily on historically achieved levels of production and assumptions regarding maintenance downtime. Statements concerning electrical generating capacity at our mills are also management estimates based primarily on our expected pulp production (which largely determines the amount of electricity we can generate) and assumptions regarding maintenance downtime, in each case within manufacturers’ specifications of capacity.

In this prospectus, please note the following:

•	references to “we”, “our”, “us”, the “Company” or “Mercer” mean Mercer International Inc. and its subsidiaries, unless the context clearly suggests otherwise, and references to “Mercer Inc.” mean Mercer International Inc. excluding its subsidiaries;

•	all references to monetary amounts are to “Euros”, the lawful currency adopted by most members of the European Union, unless otherwise stated;

•	‘‘€” refers to Euros; “$” refers to U.S. dollars; and “C$” refers to Canadian dollars; and

•	references to “MW” mean megawatts and “MWh” mean megawatt hours.

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all the information you will need to make your investment decision. You should read this entire prospectus carefully, including the section entitled “Risk Factors”, our financial statements and the notes thereto, which have been incorporated by reference into this prospectus, before deciding to invest.

Mercer International Inc.

We operate in the pulp business and are the largest publicly traded producer of market northern bleached softwood kraft, or “NBSK”, pulp in the world. Our operations are located in Eastern Germany and Western Canada. We operate three NBSK pulp mills with a consolidated annual production capacity of approximately 1.5 million air-dried metric tonnes, or “ADMTs”. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as “market pulp”, in Germany, which is the largest pulp import market in Europe. Our three mills are:

•	Rosenthal mill. Our wholly-owned subsidiary, Rosenthal, owns and operates a modern, efficient ISO 9001 and 14001 certified NBSK pulp mill that has a current annual pulp production capacity of approximately 330,000 ADMTs. Additionally, the Rosenthal mill is a significant producer of “green” energy and exported 123,309 MWh of electricity in 2010. The Rosenthal mill is located near the town of Blankenstein, Germany approximately 300 kilometers south of Berlin.

•	Celgar mill. Our wholly-owned subsidiary, Celgar, owns and operates the Celgar mill, a modern, efficient ISO 9001 certified NBSK pulp mill with an annual pulp production capacity of approximately 520,000 ADMTs. The Celgar mill also produces “green” energy and exported 70,923 MWh of electricity in 2010. At the end of September 2010, Celgar completed a new “green” energy project, referred to as the “Celgar Energy Project”, that is expected to increase surplus energy sales by over 238,000 MWh annually and generate approximately C$20 to C$25 million of additional high-margin revenue per annum. The Celgar mill is located near the city of Castlegar, British Columbia, Canada, approximately 600 kilometers east of Vancouver, British Columbia, Canada.

•	Stendal mill. Our 74.9% owned subsidiary, Stendal, owns and operates a state-of-the-art, single-line, ISO 9001 and 14001 certified NBSK pulp mill that has an annual pulp production capacity of approximately 645,000 ADMTs. Additionally, the Stendal mill is a significant producer of “green” energy and exported 325,773 MWh of electricity in 2010. The Stendal mill is located near the town of Stendal, Germany, approximately 130 kilometers west of Berlin.

The Restricted Group

The indenture governing our 9.5% senior notes due 2017 (the “2017 Senior Notes”) provides for restrictions and covenants that are principally only applicable to Mercer Inc. and our restricted subsidiaries as defined under such indenture, referred to as the “Restricted Group”. The Restricted Group is comprised of Mercer Inc., our Rosenthal and Celgar mills and certain subsidiaries, but excludes our Stendal mill. The indebtedness of Stendal is without recourse to the Restricted Group and vice versa, and the indentures limit the ability of the Restricted Group to invest in Stendal. The indenture governing our 2017 Senior Notes also requires that we provide details of the results of operations and financial condition of the Restricted Group.

In the year ended December 31, 2010, our Restricted Group generated €124.0 million of Operating EBITDA and €62.3 million of net income.

The following chart sets out our directly and indirectly owned principal operating subsidiaries, their jurisdictions of organization and their principal activities:

Our Competitive Strengths

Our competitive strengths include the following:

•	Modern and Competitive Mills. We operate three large, modern, competitive NBSK pulp mills that produce high quality NBSK pulp, which is a premium grade of kraft pulp. We believe the relative age and production capacity and operating features of our mills provide us with certain manufacturing cost and other advantages over many of our competitors including lower maintenance capital expenditures.

•	Leading Market Position. Mercer is the largest publicly traded NBSK pulp producer in the world, which provides us increased presence and better industry information in the markets in which we operate, and provides for close customer relationships with many large pulp consumers.

•	Renewable Surplus Energy. Our modern mills generate electricity and steam in their boilers and are generally energy self-sufficient. Such energy is primarily produced from wood residuals which are a renewable carbon neutral source. All of our mills also generate surplus energy which we sell to third parties. Our Rosenthal and Stendal mills benefit from special tariffs under the Renewable Energy Act which provides for premium pricing and has materially increased their revenues from sales of surplus power. Additionally, our Celgar mill completed the Celgar Energy Project at the end of September 2010 and is party to an electricity purchase agreement, referred to as the “Electricity Purchase Agreement”, with the British Columbia Hydro and Power Authority or “B.C. Hydro”, British Columbia’s primary public utility provider for the sale of surplus power for ten years. The Celgar Energy Project is expected to increase our consolidated total sales of surplus power by 238,000 MWh per annum to over 700,000 MWh per annum. We believe our generation and sale of surplus renewable “green” energy provides us with a competitive energy advantage over less efficient mills.

•	Strategic Locations and Customer Service. We are the only producer of market pulp in Germany, which is the largest pulp import market in Europe. Due to the proximity of our German mills to most of our European customers, we benefit from lower transportation costs relative to our major competitors. Our Celgar mill, located in Western Canada, is well situated to serve Asian and North American customers. We primarily work directly with customers to capitalize on our geographic diversity, coordinate sales and enhance customer relationships. We believe our ability to deliver high quality pulp on a timely basis and our customer service makes us a preferred supplier for many customers.

•	Advantageous Capital Investments and Financing. Our German mills are eligible to receive government grants in respect of qualifying capital investments. Over the last eleven years, our German mills have benefited from approximately €384.7 million of such government grants. In addition, in October 2009, our Celgar mill qualified to receive C$57.7 million of credits under the Government of Canada’s Pulp and Paper Green Transformation Program or “GTP”. These grants reduce the cost basis of the assets purchased when the grants are received and are not reported in our income. Additionally, during the last eleven years, capital investments at our German mills have reduced the amount of overall wastewater fees that would otherwise be payable by over

€55.8 million. Further, our Stendal mill benefits from German governmental guarantees of its project financing which permitted it to obtain better credit terms and lower interest costs than would otherwise have been available. The project debt of Stendal matures in 2017, currently bears interest at a substantially fixed rate of 5.28% per annum plus an applicable margin and is non-recourse to our other operations and Mercer Inc.

•	Proximity of Abundant Fiber Supply. Although fiber is cyclical in both price and supply, there is a significant amount of high-quality fiber within a close radius of each of our mills. This fiber supply, combined with our purchasing power and our current ability to meaningfully switch between whole logs chipped at our mills and sawmill residual chips, enables us to enter into contracts and arrangements which have generally provided us with a competitive fiber supply.

•	Experienced Management Team. Our directors and senior managers have extensive experience in the pulp and forestry industries. In particular, our Chief Executive Officer has over 16 years experience in the pulp industry and has guided the Company’s operations and development over that time. Our Chief Operating Officer and Chief Financial Officer each have over 30 years of industry experience. We also have experienced managers at all of our mills. Our management has a proven track record of implementing new initiatives and programs in order to reduce costs throughout our operations as well as identifying and harnessing new revenue opportunities.

Corporate Strategy

Our corporate strategy is to create shareholder value by focusing on the expansion of our asset and earnings base. Key features of our strategy include:

•	Focus on NBSK Market Pulp. We focus on NBSK pulp because it is a premium grade kraft pulp and generally obtains the highest price relative to other kraft pulps. Although demand is cyclical, between 1998 and 2008, worldwide demand for softwood kraft market pulp grew at an average of approximately 2.3% per annum. We focus on servicing customers that produce high quality printing and writing paper grades in addition to tissue producers. This allows us to benefit from our stable relationships with paper and tissue manufacturers in Europe and Asia as well as participate in strong growth markets such as China where we also have strong customer relationships.

•	Maximizing Renewable Energy Realizations. In 2010 and 2009, our mills generated 520,005 MWh and 478,674 MWh, respectively, of surplus energy, primarily from a renewable carbon-neutral source. We are developing other initiatives to increase our overall energy generation and the amount of and price for our surplus power sales. We completed the Celgar Energy Project at the end of September 2010. Based upon the current production levels of our mills and after giving effect to the planned generation from the Celgar Energy Project, we expect to generate and sell between 700,000 MWh and 750,000 MWh of surplus renewable energy per annum. We expect energy generation and sales to continue to be a key focus for our mills for the foreseeable future.

•	Enhancing Long-Term Sustainability/Growth. In connection with the global slowdown that commenced in 2008, we shifted our short-term focus to enhancing the long-term sustainability of our business. To this end, we have extended the maturity of our senior debt and reduced our overall debt levels in order to maximize our long-term liquidity position. Although pulp prices improved significantly in 2010, we intend to continue our focus on cost reduction initiatives while strategically evaluating and pursuing internal, high return capital projects and growth opportunities in order to enhance cash flows and maximize shareholder value.

•	Operating and Maximizing Returns from our Modern, World-Class Mills. In order to keep our operating costs as low as possible, with a goal of generating positive cash flow in all market conditions, we operate large, modern pulp mills. We believe these production facilities provide us with the best platform to be an efficient and competitive producer of high-quality NBSK pulp without the need for significant sustaining capital. Our modern mills are also generally net exporters of renewable energy. We are constantly reviewing opportunities to enhance and maximize the usage of the strengths of our mills, including through increased energy generation, production of premium grades of pulp and other improvements, to capture the highest returns available.

The Pulp Industry

General

Pulp is used in the production of paper, tissues and paper-related products. Pulp is generally classified according to fiber type, the process used in its production and the degree to which it is bleached. Kraft pulp is produced through a sulphate chemical process in which lignin, the component of wood which binds individual fibers, is dissolved in a chemical reaction. Chemically prepared pulp allows the wood’s fiber to retain its length and flexibility, resulting in stronger paper products. Kraft pulp can be bleached to increase its brightness. Kraft pulp is noted for its strength, brightness and absorption properties and is used to produce a variety of products, including lightweight publication grades of paper, tissues and paper-related products.

The selling price of kraft pulp depends in part on the fiber used in the production process. There are two primary species of wood used as fiber: softwood and hardwood. Softwood species generally have long, flexible fibers which add strength to paper while fibers from species of hardwood contain shorter fibers which lend bulk and opacity. Generally, prices for softwood pulp are higher than for hardwood pulp. Most uses of market kraft pulp, including fine printing papers, coated and uncoated magazine papers and various tissue products, utilize a mix of softwood and hardwood grades to optimize production and product qualities. In recent years, production of hardwood pulp, based on fast-growing plantation fiber primarily from Asia and South America, has increased much more rapidly than that of softwood grades that have longer growth cycles. As a result of the growth in supply and lower costs, kraft pulp customers have substituted some of the pulp content in their products to hardwood pulp. Counteracting customers’ increased proportionate usage of hardwood pulp has been the requirement for strength characteristics in finished goods. Paper and tissue makers focus on higher machine speeds and lower basis weights for publishing papers which also require the strength characteristics of softwood pulp. We believe that the ability of kraft pulp users to continue to further substitute hardwood for softwood pulp is limited by such requirements.

NBSK pulp, which is a bleached kraft pulp manufactured using species of northern softwood, is considered a premium grade because of its strength. It generally obtains the highest price relative to other kraft pulps. Southern bleached softwood kraft pulp is kraft pulp manufactured using southern softwood species and does not possess the strength found in NBSK pulp. NBSK pulp is the sole product of our mills.

Markets

We believe that over 125 million ADMTs of kraft pulp are converted annually into printing and writing papers, tissues, carton boards and other white grades of paper and paperboard around the world. We also believe that approximately one third of this pulp is sold on the open market as market pulp, while the remainder is produced for internal purposes by integrated paper and paperboard manufacturers.

Demand for kraft pulp is cyclical in nature and is generally related to global and regional levels of economic activity. In 2008, overall global demand for all kraft pulp types, including softwood, was negatively impacted by the weak global economic conditions and global financial and credit turmoil the world began to experience in the second half of that year and which continued into the first half of 2009. Significant producer shutdowns and curtailments, along with strong demand from China, resulted in an improved supply-demand balance and improved prices in the second half of 2009 through 2010.

Between 1998 and 2008, worldwide demand for softwood market pulp grew at an average rate of approximately 2.3% annually. Demand for softwood market pulp was negatively impacted by weak global economic conditions in 2009. However, the supply/demand balance for softwood market pulp improved in 2010, primarily due to strong demand in China, the residual effects of the Chilean earthquake that affected mills in that region and the net closure of approximately 3.4 million tonnes of production capacity globally. Since 2007, demand for softwood market pulp has grown in the emerging markets of Asia, Eastern Europe and Latin America. China in particular has experienced substantial growth and its demand for softwood market pulp grew by approximately 13.6% per annum between 2004 and 2009. China now accounts for approximately 22% of global softwood market pulp demand compared to only 12% in 2004. Western Europe currently accounts for approximately 28% of global softwood market pulp demand.

A significant factor affecting our market is the amount of closures of old, high-cost capacity. In the four-year period from 2006 to 2009, we estimate approximately 5.3 million tonnes of predominantly NBSK capacity has been indefinitely or permanently closed. In connection with the recent recovery of pulp prices, approximately 1.9 million tonnes have restarted. The net effect of these closures and restarts is an estimated 3.4 million tonnes of capacity removed from the market. We are aware of only one planned NBSK plant expansion worldwide in the next few years, which we believe is due in part to fiber supply constraints and high capital costs.

NBSK Pulp Pricing

Pulp prices are highly cyclical. Global economic conditions, changes in production capacity, inventory levels, and currency exchange rates are the primary factors affecting NBSK pulp list prices. The average annual European list prices for NBSK pulp since 2000 have ranged from a low of approximately $447 per ADMT to a high of $980 per ADMT.

Starting in 2006, pulp prices increased steadily from approximately $600 per ADMT in Europe to $870 per ADMT at the end of 2007. These price increases resulted from the closure of several pulp mills, particularly in North America, which reduced NBSK capacity by approximately 1.3 million ADMTs, better demand and the general weakness of the U.S. dollar against the Euro and the Canadian dollar.

In the second half of 2008, list prices for NBSK pulp decreased markedly due to weak global economic conditions. As a result, list prices for NBSK pulp in Europe decreased from $900 per ADMT in mid-2008 to $635 per ADMT at the end of the year. Such price weakness continued into early 2009 as list prices in Europe fell to approximately $575 per ADMT. Commencing in mid-2009, pulp markets began to strengthen which led to improved prices. Strong demand from China, capacity closures and historically low global inventories for bleached softwood kraft pulp helped support upward price momentum. During the second half of 2009, several price increases raised European list prices by a total of $170 per ADMT to $800 per ADMT by year end. Such price increases were partially offset by the weakening of the U.S. dollar versus the Euro and Canadian dollar during the period. In December 2009, list prices for pulp were approximately $800 per ADMT in Europe, $830 per ADMT in North America and $700 per ADMT in China. In 2010, several increases lifted prices to record levels in the middle of the year, and at the end of 2010 list prices were near historic highs of $950, $960 and $840 per ADMT in Europe, North America and China, respectively. As pulp prices are highly cyclical, there can be no assurance that prices will not decline in the future.

A producer’s net sales realizations are list prices net of customer discounts, commissions and other selling concessions. While there are differences between NBSK list prices in Europe, North America and Asia, European prices are generally regarded as the global benchmark and pricing in other regions tends to follow European trends. The nature of the pricing structure in Asia is different in that, while quoted list prices tend to be lower than Europe, customer discounts and commissions tend to be lower resulting in net sales realizations that are generally similar to other markets.

The majority of market NBSK pulp is produced and sold by Canadian and Scandinavian producers, while the price of NBSK pulp is generally quoted in U.S. dollars. As a result, NBSK pricing is affected by fluctuations in the currency exchange rates for the U.S. dollar versus the Canadian dollar, the Euro and local currencies. NBSK pulp price increases during 2006, 2007 and the first half of 2008 were in large part offset by the weakening of the U.S. dollar. Similarly, the strengthening of the U.S. dollar against the Canadian dollar and the Euro towards the end of 2008 helped slightly offset pulp price decreases caused by the deterioration in global economic conditions. The overall strengthening of the U.S. dollar against the Euro in 2010, particularly in the first half of 2010, improved the operating margins of our German mills.

The following chart sets out the changes in list prices for NBSK pulp in Europe, as stated in U.S. dollars, Canadian dollars and Euros for the periods indicated.

Source: Pulp & Paper Week and Bloomberg

Generation and Sales of “Green” Energy at our Mills

Climate change concerns have caused a proliferation of renewable or “green” energy legislation, incentives and commercialization in both Europe and, increasingly, in North America. This has generated an increase in demand and legislated requirements for “carbon neutral” sources of energy supply. Our pulp mills are large scale bio-refineries that produce both pulp and surplus “carbon neutral” or “green” energy. As part of the pulp production process our mills generate “green” energy using carbon-neutral biofuels such as black liquor and wood waste. Through the incineration of biofuels in the recovery and power boilers, our mills produce sufficient steam to cover all of our internal steam requirements and generally produce surplus energy which we sell to third party utilities.

In 2010 and 2009, we sold 520,005 MWh and 478,674 MWh of surplus energy, respectively, and recorded revenues of €44.2 million and €42.5 million, respectively, from such energy sales. Surplus energy revenues for the Restricted Group in 2010 and 2009 were €15.1 million and €15.2 million, respectively, the majority of this revenue being generated from our Rosenthal mill. We completed the Celgar Energy Project at the end of September 2010 and have commenced power sales under the Electricity Purchase Agreement. Based upon our Celgar mill operating at or around current production levels, we expect the project to generate between C$20.0 million and C$25.0 million in annual revenues from the sale of surplus electricity. Since our energy production is a by-product of our pulp production process, there are minimal incremental costs and our surplus energy sales are highly profitable.

The following table sets out our electricity generation and surplus energy sales for the last three years:

Based upon the current production levels of our mills and after giving effect to the planned generation from the Celgar Energy Project, we currently expect to generate and sell from all three mills combined between approximately 700,000 MWh and 750,000 MWh of surplus renewable energy per annum.

The Celgar Energy Project will increase the mill’s production of “green” energy and optimize its power generation capacity. It included the installation of a 48 MW condensing turbine, which is expected to bring the mill’s installed generating capacity up to 100 MW, and upgrades to the mill’s bark/power boiler and steam consuming facilities. In January 2009, the Celgar mill finalized the Electricity Purchase Agreement with B.C. Hydro for the sale of power generated from the Celgar Energy Project. Under the Electricity Purchase Agreement, the Celgar mill is expected to supply a minimum of approximately 238,000 MWh of surplus electrical energy annually to the utility over a ten-year term.

We completed the Celgar Energy Project at the end of September 2010, largely with funding from the GTP. In early October 2009, we received notification from Natural Resources Canada, or “NRCan”, of the Celgar mill’s allocation of approximately C$57.7 million in credits under the GTP. In November 2009, we entered into a non-repayable contribution agreement with NRCan, referred to as the “Contribution Agreement”, whereby NRCan agreed to provide approximately C$40.0 million in grants (of our allocated C$57.7 million) towards certain costs associated with the Celgar Energy Project. Subsequently, NRCan agreed to provide an additional C$8.0 million pursuant to the terms of the Contribution Agreement. As of December 31, 2010, we had received a total of C$36.6 million from NRCan. We are due to receive an additional C$10.2 million in 2011 to cover costs incurred in connection with the completion of the Celgar Energy Project. We intend to use the remaining funds from our initial allocation for additional qualifying capital projects at our Celgar mill.

Corporate Information

Mercer International Inc. is a Washington corporation and our common stock is listed for trading on the NASDAQ Global Market (MERC) and the Toronto Stock Exchange (MRI.U). Our principal office is located at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8. Our main telephone number is (604) 684-1099 and our website address is www.mercerint.com. Information on our website is not incorporated by reference in this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $300,000,000 aggregate principal amount of new 9.5% senior notes due 2017, referred to as the ‘Exchange Notes’, which have been registered under the Securities Act of 1933, as amended, referred to as the ‘Securities Act’, for the outstanding 2017 Senior Notes that are properly tendered and accepted. You may tender outstanding 2017 Senior Notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will issue the Exchange Notes on or promptly after this exchange offer expires. As of the date of this prospectus, $300,000,000 aggregate principal amount of 2017 Senior Notes are outstanding.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on April 26, 2011, unless extended or earlier terminated by the Company (such time, as the same may be extended, the “Expiration Date”).

Conditions to the Exchange Offer	This exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the U.S. Securities and Exchange Commission, referred to as the “SEC”. This exchange offer is not conditioned upon any minimum principal amount of 2017 Senior Notes being tendered for exchange.

Procedures for Tendering 2017 Senior Notes	If you wish to tender your 2017 Senior Notes for Exchange Notes pursuant to the exchange offer:

• you must comply with the Automated Tender Offer Program procedures of The Depository Trust Company, referred to as “DTC”; and

• Wells Fargo Bank, National Association, the exchange agent, must receive timely confirmation of a book-entry transfer of the 2017 Senior Notes into its account at DTC through DTC’s Automated Tender Offer Program pursuant to the procedure for book-entry transfer described herein, along with a properly transmitted agent’s message, before the expiration date. By tendering the 2017 Senior Notes pursuant to this exchange offer, you will make the representations to us described under “The Exchange Offer — Procedures for Tendering.”

Acceptance of the 2017 Senior Notes and Delivery of the Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all 2017 Senior Notes which are validly tendered in this exchange offer and not withdrawn before 5:00 p.m., New York City time, on the Expiration Date.

Withdrawal Rights	You may withdraw the tender of your 2017 Senior Notes at any time before 5:00 p.m., New York City time, on the Expiration Date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer — Withdrawal of Tenders.”

Ranking	The Exchange Notes are our senior unsecured obligations and are not guaranteed by any of our operating subsidiaries, all of which are located outside the U.S. Accordingly, the Exchange Notes will rank:

• effectively junior in right of payment to all our existing and future secured indebtedness and all indebtedness and liabilities of our subsidiaries;

• equal in right of payment with all of our existing and future unsecured senior indebtedness; and

• senior in right of payment to our 8.5% Convertible Senior Subordinated Notes due 2012 and any future subordinated indebtedness.

Optional Redemption	The Exchange Notes will be redeemable on and after December 1, 2014 at any time in whole or in part, at our option on not less than 30 and not more than 60 days’ prior notice, at the applicable redemption prices described under “Description of Notes — Optional Redemption” plus accrued and unpaid interest, if any, to the date of redemption. In certain circumstances, we may also redeem up to 35% of the aggregate principal amount of the Exchange Notes at any time prior to December 1, 2013 at a redemption price of 109.500% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date with the net proceeds of certain equity offerings.

Certain Covenants	The Exchange Notes will be issued under the indenture governing our 2017 Senior Notes which restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional indebtedness or issue preferred stock;

• pay dividends or make other distributions to our stockholders;

• purchase or redeem capital stock or subordinated indebtedness;

• make investments;

• create liens and enter into sale and leaseback transactions;

• incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

• sell assets;

• consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

• engage in transactions with affiliates.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of Exchange Notes — Covenants”.

Change in Control	Upon certain changes in control, each holder of the Exchange Notes may require us to repurchase some or all of its Exchange Notes at a purchase price equal to 101% of the principal amount of the Exchange Notes plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes — Purchase of Exchange Notes at the Option of Holders Upon a Change in Control”.

Form of the Exchange Notes	The Exchange Notes will be issued in book-entry form and will be represented by one or more global securities deposited with a custodian for and registered in the name of a nominee of DTC.

Summary of Material United States Federal Income Tax Considerations	This exchange offer will not be a taxable event for U.S. federal income tax purposes. For a discussion of the material U.S. federal income tax consequences relating to the Exchange Notes, see “Summary of Material United States Federal Income Tax Considerations”.

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the 2017 Senior Notes, is serving as the exchange agent, referred to as the “Exchange Agent”.

Resale of the Exchange Notes	We believe that the Exchange Notes that will be issued in this exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions.

Consequences of Failure to Exchange	If you do not exchange your 2017 Senior Notes for Exchange Notes, you will continue to be subject to the restrictions on transfer provided in the 2017 Senior Notes and in the indenture governing the 2017 Senior Notes. In general, the 2017 Senior Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the resale of any 2017 Senior Notes under the Securities Act.

Registration Rights Agreement	You are entitled to exchange your 2017 Senior Notes for Exchange Notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your 2017 Senior Notes.

We explain this exchange offer in greater detail beginning on page 28.

The Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Notes.

The form and terms of the Exchange Notes are the same as the form and terms of the 2017 Senior Notes, except that the Exchange Notes will be registered under the Securities Act and, therefore, the Exchange Notes will not be subject to the transfer restrictions and registration rights applicable to the 2017 Senior Notes. The Exchange Notes will evidence the same debt as the 2017 Senior Notes and are governed by the same indenture as the 2017 Senior Notes.

Issuer	Mercer International Inc.

Securities Offered	$300,000,000 aggregate principal amount of 9.5% Senior Notes due 2017.

Maturity	December 1, 2017.

Interest Rate	9.5% per year (calculated using a 360-day year).

Interest Payment Dates	June 1 and December 1 of each year, beginning on June 1, 2011 (or, if any of those days is not a business day, the next succeeding business day without accrual of additional interest as a result of the delay in payment).

Use of Proceeds	We will not receive any cash proceeds from this exchange offer.

Risk Factors

You should carefully consider all of the information in this prospectus. In particular, for a discussion of some specific factors that you should consider in evaluating an investment in the Exchange Notes, see “Risk Factors” beginning on page 18 of this prospectus and “Risk Factors” beginning on page 27 of our Annual Report on Form 10-K for the year ended December 31, 2010.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial and operating data as at and for the periods indicated. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the dates and periods incorporated by reference in this prospectus. Our results for any of these periods are not necessarily indicative of the results to be expected for any future period. The following selected financial data excludes the results of operations of our paper operations which were sold in 2006 and are accounted for as discontinued operations. Previously reported data and the financial statements and related notes included herein have been reclassified to conform to the current presentation.

	Years Ended December 31,
	2010	2009	2008	2007(1)	2006(1)
	(Euro in thousands, other than per share and per ADMT amounts)

Statement Of Operations Data
Revenues
Pulp	€856,311	€577,298	€689,320	€704,391	€623,977
Energy	44,225	42,501	30,971	22,904	20,922

	900,536	619,799	720,291	727,295	644,899
Costs and expenses	732,793	632,598	706,962	657,709	552,395
Operating income (loss)	167,743	(12,799)	13,329	69,586	92,504
Gains (losses) on derivative instruments	1,899	(5,760)	(25,228)	20,357	105,848
Interest expense	67,621	64,770	65,756	71,400	91,931
Investment income (loss)	468	(1,804)	(1,174)	4,453	6,090
Income (loss) after income taxes(2)	94,748	(72,125)	(85,540)	23,640	70,313
Net income (loss) attributable to common shareholders(2)	86,279	(62,189)	(72,465)	22,179	63,210
Balance Sheet Data
Current assets	356,880	200,934	258,901	290,259	221,800
Current liabilities	125,197	101,784	104,527	121,516	120,002
Working capital	231,683	99,150	154,374	168,743	101,798
Total assets	1,216,075	1,083,831	1,151,600	1,272,393	1,284,089
Long-term liabilities	877,315	896,074	914,970	895,262	967,583
Total equity	213,563	85,973	132,103	255,615	196,504
Other Data
Pulp Sales volume (ADMTs)	1,428,638	1,445,461	1,423,300	1,352,590	1,326,355
Pulp Production (ADMTs)	1,426,286	1,397,441	1,424,987	1,404,673	1,302,260
Average pulp price realized (per ADMT)(3)	€591	€393	€478	€516	€465

(1)	The presentation for 2006 and 2007 has been modified to conform to the presentation requirements as prescribed in the Consolidations Topic ASC 810.

(2)	We do not report the effect of government grants relating to our assets in our income. These grants reduce the cost basis of the assets purchased when the grants are received.

(3)	Our average realized pulp price reflects customer discounts and price movements between the order and shipment date.

RISK FACTORS

You should carefully consider the risks described below and the other information in this prospectus or incorporated by reference into this prospectus before deciding whether to tender your 2017 Senior Notes in this exchange offer. The risks described below are generally applicable to the 2017 Senior Notes as well as the Exchange Notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus or incorporated by reference herein.

Risks Related to the Exchange Notes

If you do not exchange your 2017 Senior Notes pursuant to this exchange offer, you may not be able to sell your notes.

It may be difficult for you to sell 2017 Senior Notes that are not exchanged in the exchange offer. Those 2017 Senior Notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

If you do not tender your 2017 Senior Notes or if we do not accept some of your 2017 Senior Notes, those notes will continue to be subject to the transfer and exchange restrictions in:

•	the indenture governing the 2017 Senior Notes;

•	the legend on the 2017 Senior Notes; and

•	the offering memorandum relating to the 2017 Senior Notes.

The restrictions on transfer of your 2017 Senior Notes arise because we issued the 2017 Senior Notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the 2017 Senior Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the 2017 Senior Notes under the Securities Act. To the extent private notes are tendered and accepted in this exchange offer, the trading market, if any, for untendered 2017 Senior Notes would be adversely affected.

Risks Related to this Exchange Offer

We are a holding company and we are substantially dependent on cash provided by our subsidiaries to meet our debt service obligations under the Exchange Notes.

We are a holding company that conducts substantially all of our operations through our subsidiaries. Because we are a holding company and because the Exchange Notes are not guaranteed by any of our subsidiaries, the Exchange Notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of December 31, 2010, the aggregate outstanding liabilities of all our subsidiaries, including the non-recourse debt of Stendal, was approximately €726.5 million, excluding intercompany amounts and including a total of approximately €550.8 million of indebtedness for borrowed money, of which approximately €500.7 million is related to the Stendal loan facility. Additionally, as at December 31, 2010, our Restricted Group had aggregate outstanding liabilities of approximately €373.8 million and approximately €289.9 million of indebtedness for borrowed money.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have not guaranteed the Exchange Notes and have no obligation to pay any amounts due on the Exchange Notes. With limited exceptions, our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions or loans. In addition, payments of dividends, distributions, loans or advances by our subsidiaries to Mercer Inc. are subject to certain contractual restrictions. The loan facilities of our subsidiaries do not contain any express provisions to permit distributions for debt servicing by Mercer Inc. Payments to Mercer Inc. by our subsidiaries will also be contingent upon our subsidiaries’ earnings and other business considerations.

The Exchange Notes will be effectively subordinated to all liabilities of our subsidiaries and are unsecured. We may not have sufficient funds to pay our obligations under the Exchange Notes if we encounter financial difficulties.

The Exchange Notes are not guaranteed and our subsidiaries have no obligations in respect of the Exchange Notes. As a result, the Exchange Notes are effectively subordinated to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization involving us or any of our subsidiaries and in certain other events, our assets will be available to pay obligations on the Exchange Notes only after all liabilities of our subsidiaries (including trade creditors) have been paid in full. After satisfying these obligations, we may not have sufficient assets remaining to pay amounts due on any or all of the Exchange Notes then outstanding. Our incurrence of additional debt and other liabilities could adversely affect our ability to pay our obligations under the Exchange Notes.

Despite our and our subsidiaries’ current levels of indebtedness, we may incur substantially more debt, which could further increase the risks associated with our substantial indebtedness.

Although the indenture that will govern the Exchange Notes and our existing credit facilities both contain restrictions on the incurrence of additional indebtedness by us and our restricted subsidiaries, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition to amounts that may be borrowed under our existing credit facilities, the indenture that will govern the Exchange Notes also will allow us and our restricted subsidiaries to borrow significant amounts of money from other sources and will place no restrictions on borrowings by our unrestricted subsidiaries. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in the relevant agreement. If new debt is added to the current debt levels, the related risks that we now face could intensify.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

The indenture that will govern the Exchange Notes and our credit facilities contain covenants that, among other things, limit our ability to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends and make distributions;

•	repurchase stock or repay subordinated indebtedness;

•	make certain investments;

•	transfer, sell or make certain dispositions of assets or engage in sale and leaseback transactions;

•	incur liens;

•	enter into transactions with affiliates;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell or substantially all of our assets to another person.

In addition, our credit facilities require us to maintain specified financial ratios, and we may be unable to meet such ratios. All of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case we may not be able to repay all of our indebtedness, and your Exchange Notes may not be repaid fully, if at all.

We may not have sufficient funds or may be restricted in our ability to repurchase the Exchange Notes upon a change in control.

The indenture that will govern the Exchange Notes contains provisions that apply to a change in our control. You may require us to repurchase all or any portion of your Exchange Notes upon a change in control. We may not have sufficient funds to repurchase the Exchange Notes upon a change in control. The current project loan facilities of our subsidiaries limit our subsidiaries’ ability to make cash disbursements to us and future debt agreements may prohibit us from paying the repurchase price. If we are prohibited from repurchasing the Exchange Notes, we could seek consent from our lenders to make distributions to repurchase the Exchange Notes. If we are unable to obtain consent, we could attempt to refinance the Exchange Notes. If we are unable to obtain a consent or refinance, we would be prohibited from repurchasing the

Exchange Notes. If we are unable to repurchase the Exchange Notes upon a change in control, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the change in control may be an event of default under our other debt. Our ability to repurchase the Exchange Notes in such event may be limited by law, the indenture, or the terms of other agreements relating to our senior indebtedness.

An active or liquid trading market may not develop for the Exchange Notes.

The Exchange Notes will constitute a new issue of securities for which there is no established trading market. We do not intend to apply for listing or quotation of the Exchange Notes on any securities exchange or automated quotation system. We cannot predict whether an active trading market for the Exchange Notes will develop or, if such market develops, how liquid it will be. If an active market for the Exchange Notes fails to develop or to be sustained, the trading price of the Exchange Notes could fall. Even if an active trading market were to develop, holders could experience difficulty or an inability to resell the Exchange Notes.

The market price of the Exchange Notes may be volatile.

You may not be able to sell your Exchange Notes at a particular time or at a price favorable to you. Future trading prices of the Exchange Notes will depend on many factors, including:

•	the number of holders of the Exchange Notes;

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market;

•	prevailing interest rates and the markets for similar securities; and

•	general economic conditions.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in prices. The market for the Exchange Notes, if any, may be subject to similar disruptions. A disruption may have a negative effect on you as a holder of the Exchange Notes, regardless of our prospects or performance.

An adverse rating of the Exchange Notes may cause their trading price to fall.

If a rating agency rates the notes, it may assign a rating that is lower than the rating expected by you. Ratings agencies also may lower ratings on the Exchange Notes or any of our other debt in the future. If rating agencies assign a lower than-expected rating or reduce, or indicate that they may reduce, their ratings of our debt in the future, the trading price of the Exchange Notes could significantly decline.

Risks Related to the Company

Our business is highly cyclical in nature.

The pulp business is highly cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. Pulp markets are highly competitive and are sensitive to cyclical changes in the global economy, industry capacity and foreign exchange rates, all of which can have a significant influence on selling prices and our operating results. The length and magnitude of industry cycles have varied over time but generally reflect changes in macro-economic conditions and levels of industry capacity.

Industry capacity can fluctuate as changing industry conditions can influence producers to idle production capacity or permanently close mills. In addition, to avoid substantial cash costs in idling or closing a mill, some producers will choose to operate at a loss, sometimes even a cash loss, which can prolong weak pricing environments due to oversupply. Oversupply of our products can also result from producers introducing new capacity in response to favorable pricing trends.

Demand for pulp has historically been determined primarily by the level of economic growth and has been closely tied to overall business activity. From 2006 to mid-2008, pulp prices steadily improved. However, a global economic crisis in the latter half of 2008 resulted in a sharp decline of pulp prices from a high of €900 per ADMT to €635 per ADMT at the end of 2008. Pulp prices began to increase in the second half of 2009 and continued to increase to record levels through June 2010 before declining slightly in the fourth quarter of 2010. Although we expect pulp prices to remain at historic levels through the first half 2011, there may be renewed pulp price deterioration in the future. We cannot predict the impact of sustained economic weakness on the demand and prices for our products.

Prices for pulp are driven by many factors outside our control, and we have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond our control determine the price for pulp, prices may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our mills. Therefore, our profitability depends on managing our cost structure, particularly raw materials which represent a significant component of our operating costs and can fluctuate based upon factors beyond our control. If the prices of our products decline, or if prices for our raw materials increase, or both, our results of operations and cash flows could be materially adversely affected.

Our level of indebtedness could negatively impact our financial condition and results of operations.

As of December 31, 2010, we had approximately €821.9 million of indebtedness outstanding, of which €500.7 million relates to the loan facility associated with our Stendal mill, referred to as the “Stendal Loan Facility”. We may also incur additional indebtedness in the future. Our high debt levels may have important consequences for us, including, but not limited to the following:

•	our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to us or at all;

•	a significant amount of our operating cash flow is dedicated to the payment of interest and principal on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

•	increasing our vulnerability to current and future adverse economic and industry conditions;

•	a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations;

•	our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general;

•	causing us to offer debt or equity securities on terms that may not be favorable to us or our shareholders;

•	limiting our flexibility in planning for, or reacting to, changes and opportunities in our business and our industry; and

•	our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay the principal or interest due in respect of our indebtedness.

The indenture that will govern the Exchange Notes (which currently governs our 2017 Senior Notes) and our bank credit facilities contain restrictive covenants which impose operating and other restrictions on us and our subsidiaries. These restrictions will affect, and in many respects will limit or prohibit, our ability to, among other things, incur or guarantee additional indebtedness or enter into sale/leaseback transactions, pay dividends or make distributions on capital stock or redeem or repurchase capital stock, make investments or acquisitions, create liens and enter into mergers, consolidations or transactions with affiliates. The terms of our indebtedness also restrict our ability to sell certain assets, apply the proceeds of such sales and reinvest in our business.

Failure to comply with the covenants in the indentures relating to our Exchange Notes (or 2017 Senior Notes) or in our bank credit facilities could result in events of default and could have a material adverse effect on our liquidity, results of operations and financial condition.

Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations, in particular our senior project finance facility related to our Stendal Mill, referred to as our “Stendal Loan Facility”, may depend in significant part on the extent to which we can implement successfully our business strategy. We cannot assure you that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

A weakening of the global economy could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Global financial markets experienced extreme and unprecedented disruption in the second half of 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although financial markets have stabilized and the modest global economic recovery which emerged in the second half of 2009 has continued through 2010, the overall state of the global economy remains generally weak and we remain subject to a number of risks associated with these adverse economic conditions. Price appreciation in 2010 has been due in significant part to demand from China and other Asian countries, and any reduction in demand in these locations could exacerbate the impact of economic weakness elsewhere.

Principally, as pulp demand has historically been determined by the level of economic growth and business activity, demand and prices for our product have historically decreased substantially during economic slowdowns. Additionally, restricted credit availability restrains our customers’ ability or willingness to purchase our products resulting in lower revenues. Restricted credit availability also can restrict us in the way we operate our business, our level of inventories and the amount of capital expenditures we may undertake. Depending on their severity and duration, the effects and consequences of a global economic downturn could have a material adverse effect on our liquidity and capital resources, including our ability to raise capital, if needed, and otherwise negatively impact our business and financial results.

The nature of the recovery in the global economy in general remains weak, and there can be no assurance that market conditions will continue to improve in the near future.

In a weak pulp price and demand environment, there can be no assurance that we will be able to generate sufficient cash flows to service, repay or refinance debt.

Although the global economy began to recover in the latter half of 2009 and 2010, leading to improved pulp demand and prices, the duration and extent of such recovery is not known and there can be no assurance that we will be able to generate sufficient cash flows to service, repay or refinance our outstanding indebtedness when it matures, particularly if the world economy experiences another significant economic downturn.

Cyclical fluctuations in the price and supply of our raw materials could adversely affect our business.

Our main raw material is fiber in the form of wood chips and pulp logs. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulp logs is primarily affected by the supply and demand for lumber. Demand for these raw materials is generally determined by the volume of pulp and paper products produced globally and regionally. Since 2006 generally higher energy prices, a focus on, and governmental initiatives related to, “green” or renewable energy have led to an increase in renewable energy projects in Europe, including Germany. Demand for wood residuals from such energy producers, combined with lower harvesting rates, has generally put upward pressure on prices for wood residuals such as wood chips in Germany and its neighboring countries. This has resulted in higher fiber costs for our German mills and such trend could continue to put further upward pressure on wood chip prices.

Similarly, North American sawmill activity declined significantly during the recession, reducing the supply of chips and availability of pulp logs to our Celgar mill. Additionally, North American energy producers are exploring the viability of renewable energy initiatives and governmental initiatives in this field are increasing, all of which could lead to higher demand for sawmill residual fiber, including chips. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if pulp producers are unable to pass along price increases to their customers or we cannot offset such costs through higher prices for our surplus energy.

We do not own any timberlands or have any long-term governmental timber concessions nor do we have any long-term fiber contracts at our German operations. Raw materials are available from a number of suppliers and we have not historically experienced material supply interruptions or substantial sustained price increases, however our requirements have increased and may continue to increase as we increase capacity through capital projects or other efficiency measures at our mills. As a result, we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quantity, quality and price of fiber we receive could be affected as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation (including new taxes or tariffs), weather conditions, acts of god and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow. In addition to the supply of wood fiber, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and could harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We operate in highly competitive markets.

We sell our pulp globally, with a large percentage sold in Europe, North America and Asia. The markets for pulp are highly competitive. A number of other global companies compete in each of these markets and no company holds a dominant position. Our pulp is considered a commodity because many companies produce similar and largely standardized products. As a result, the primary basis for competition in our markets has been price. Many of our competitors have greater resources and lower leverage than we do and may be able to adapt more quickly to industry or market changes or devote greater resources to the sale of products than we can. There can be no assurance that we will continue to be competitive in the future. The global pulp market has historically been characterized by considerable swings in prices which have and will result in variability in our earnings. Prices are typically denominated in U.S. dollars.

We are exposed to currency exchange rate and interest rate fluctuations.

The majority of our sales are in products quoted in U.S. dollars while most of our operating costs and expenses, other than those of the Celgar mill, are incurred in Euros. In addition, all of the products sold by the Celgar mill are quoted in U.S. dollars and the Celgar mill costs are primarily incurred in Canadian dollars. Our results of operations and financial condition are reported in Euros. As a result, our revenues are adversely affected by a decrease in the value of the U.S. dollar relative to the Euro and to the Canadian dollar. Such shifts in currencies relative to the Euro and the Canadian dollar reduce our operating margins and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In 2002, Stendal entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal mill financing facility, which has kept Stendal from benefiting from the general decline in interest rates that ensued. These derivatives are marked to market at the end of each reporting period and all unrealized gains and losses are recognized as earnings or losses for the relevant reporting periods.

Increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations.

Our business is capital intensive and requires that we regularly incur capital expenditures to maintain our equipment, improve efficiencies and comply with environmental laws. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital expenditures to bring our operations into compliance with such regulations. In addition, our senior management and board of directors may approve projects in the future that will require significant capital expenditures. Increased capital expenditures could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We use derivatives to manage certain risk which has caused significant fluctuations in our operating results.

We use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of our Stendal Loan Facility to manage its interest rate risk exposure with respect to the full principal amount of this facility. Because we effectively fixed the rate on our Stendal Loan Facility, the value of our derivative position moves inversely to interest rates.

We record unrealized gains or losses on our derivative instruments when they are marked to market at the end of each reporting period and realized gains or losses on them when they are settled. These unrealized and realized gains and losses can materially impact our operating results for any reporting period. For example, our operating results for 2010 included unrealized net gains of €1.9 million on our interest rate derivatives. For 2009 and 2008, our operating results included unrealized net losses of €5.8 million and €25.2 million, respectively, on our interest rate derivatives.

If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow. Further, we may in the future use derivative instruments to manage pulp price risks. The purpose of our derivative activity may also be considered speculative in nature; we do not use these instruments with respect to any pre-set percentage of revenues or other formula, but either to augment our potential gains or reduce our potential losses depending on our perception of future economic events and developments.

We are subject to extensive environmental regulation and we could have environmental liabilities at our facilities.

Our operations are subject to numerous environmental laws as well as permits, guidelines and policies. These laws, permits, guidelines and policies govern, among other things:

•	unlawful discharges to land, air, water and sewers;

•	waste collection, storage, transportation and disposal;

•	hazardous waste;

•	dangerous goods and hazardous materials and the collection, storage, transportation and disposal of such substances;

•	the clean-up of unlawful discharges;

•	land use planning;

•	municipal zoning; and

•	employee health and safety.

In addition, as a result of our operations, we may be subject to remediation, clean up or other administrative orders or amendments to our operating permits, and we may be involved from time to time in administrative and judicial proceedings or inquiries. Future orders, proceedings or inquiries could have a material adverse effect on our business, financial condition and results of operations. Environmental laws and land use laws and regulations are constantly changing. New regulations or the increased enforcement of existing laws could have a material adverse effect on our business and financial condition. In addition, compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.

We are subject to liability for environmental damage at the facilities that we own or operate, including damage to neighboring landowners, residents or employees, particularly as a result of the contamination of soil, groundwater or surface water and especially drinking water. The costs of such liabilities can be substantial. Our potential liability may include damages resulting from conditions existing before we purchased or operated these facilities. We may also be subject to liability for any offsite environmental contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. In addition, we may be held legally responsible for liabilities as a successor owner of businesses that we acquire or have acquired. Except for Stendal, our facilities have been operating for decades and we have not done invasive testing to determine whether or to what extent environmental contamination exists. As a result, these businesses may have liabilities for conditions that we discover or that become apparent, including liabilities arising from non- compliance with environmental laws by prior owners. For example, in September of 2010, the Celgar mill received a letter from the Upper Columbia River Natural Resources Trustee Council, an organization consisting of aboriginal groups and US government representatives, referred to as the “Council”, alleging that, based on their preliminary assessment, referred to as the “Preliminary Assessment”, between 1961 to 1993, the Celgar mill had discharged chlorinated organic compounds into the Columbia River. The Preliminary Assessment was conducted to evaluate the need to conduct a formal natural resource damage assessment under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”. Although we did not acquire the Celgar mill until 2005, and the Celgar mill’s alleged discharge occurred prior to our acquisition of the mill, the Council determined to proceed with a formal natural resource damage assessment under CERCLA. Although at this time it is unclear whether any harm was caused by these alleged discharges and, in any event, we do not believe we are liable, due to the preliminary nature of the assessment, we cannot at this time quantify the costs, if any, associated with this matter. Because of the limited availability of insurance coverage for environmental liability, any substantial liability for environmental damage could materially adversely affect our results of operations and financial condition.

Enactment of new environmental laws or regulations or changes in existing laws or regulations might require significant capital expenditures. We may be unable to generate sufficient funds or access other sources of capital to fund unforeseen environmental liabilities or expenditures.

The Celgar Energy Project may not generate the results or benefits we expect.

The Celgar Energy Project is subject to customary risks and uncertainties inherent for large capital projects which could result in the project not generating the benefits we expect. The Celgar Energy Project may not achieve our planned power generation or the level required under the Electricity Purchase Agreement concluded with B.C. Hydro that we are required to deliver. Equipment breakdowns, disruptions to other mill processes or production, failures to perform to design specifications, delays in the generation and sales of surplus energy, including contracted amounts, could have a material adverse effect on our Celgar mill’s results of operations and financial performance.

Our business is subject to risks associated with climate change and social and government responses thereto.

Currently, there are differing scientific studies and opinions relating to the severity, extent and speed at which climate change is or may be occurring around the world. As a result, we are currently unable to identify and predict all of the specific consequences of climate change on our business and operations.

To date, the potential and/or perceived effects of climate change and social and government responses to it have created both opportunities, such as enhanced sales of surplus “green” energy, and risks for our business.

While all of the specific consequences from climate change are not yet predictable, we are subject to risks that government and social focus on and demand for “carbon neutral” or “green” energy will create greater demand for the wood residuals or fiber that is consumed by our pulp mills as part of their production process. In addition, governmental initiatives or legislation may also increase both the demand and prices for wood residuals. As governments pursue green energy initiatives, they may implement financial, tax, pricing or other legislated incentives for renewable energy producers that “cannibalize” or materially adversely affect fiber supplies for existing traditional users, such as lumber and pulp and paper producers.

Such additional demand for wood residuals and/or governmental initiatives may materially increase the competition and prices for wood residuals over time. This could increase our fiber costs and/or restrict our ability to acquire fiber at competitive prices or at all during times of shortages. If our fiber costs increase and we cannot pass on these costs to our customers or offset them through higher prices for our sales of surplus energy, it will negatively affect our operating margins, results of operations and financial position. If we cannot obtain the fiber required to operate our mills, we may have to curtail and/or shut down production. This could have a material adverse effect on operations, financial results and financial position.

Other potential risks to our business from climate change include:

•	a greater susceptibility of northern softwood forest to disease, fire and insect infestation, which could diminish fiber availability;

•	the disruption of transportation systems and power supply lines due to more severe storms;

•	the loss of water transportation for logs and our finished goods inventories due to lower water levels;

•	decreases in quantity and quality of processed water for our mill operations;

•	the loss of northern softwood boreal forests in areas in sufficient proximity to our mills to competitively acquire fiber; and

•	lower harvest levels decreasing the supply of harvestable timber and, as a consequence, wood residuals.

The occurrence of some or all of these events could have a material adverse effect on our operations and/or financial results.

We are subject to risks related to our employees.

The majority of our employees are unionized and we have collective agreements in place with our employees at our Rosenthal and Celgar mills. In September 2008, we negotiated a four-year collective agreement, effective May 1, 2008, with the hourly workers at our Celgar mill and, in December 2010, we entered into our current collective agreement with our Rosenthal employees. In the future, we may enter into a collective agreement with our pulp workers at the Stendal mill. Although we have not experienced any work stoppages in the past, there can be no assurance that we will be able to negotiate acceptable collective agreements or other satisfactory arrangements with our employees upon the expiration of our collective agreements or in conjunction with the establishment of a new agreement or arrangement with our pulp workers at the Stendal mill. This could result in a strike or work stoppage by the affected workers. The registration or renewal of the collective agreements or the outcome of our wage negotiations could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on government grants and guarantees and participate in European statutory programs.

We currently benefit from a subsidized capital expenditure program and lower cost of financing as a result of German federal and state government grants and guarantees at our Stendal mill. Should either the German federal or state governments be prohibited from honoring legislative grants and guarantees at Stendal, or should we be required to repay any such legislative grants, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.

Since 2005, our German mills have benefitted from sales of emission allowances under the EU Emissions Trading Scheme. As a result of our Rosenthal and Stendal mills’ eligibility for special tariffs under the Renewable Energy Act, the amount of emissions allowances granted to our German mills under the EU ETS has been reduced. Additionally, all such German legislation is subject to amendment or change which could adversely affect the eligibility of our Rosenthal and Stendal mills to participate in this statutory program and/or the tariffs paid thereunder. As a result we cannot predict with any certainty the amount of future sales of surplus energy we may be able to generate.

We are dependent on key personnel.

Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:

•	sales and marketing;

•	reducing operating costs;

•	identifying capital projects which provide a high rate of return; and

•	prioritizing expenditures and maintaining employee relations.

The loss of one or more of our officers could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance for any of our executive or senior mill operating officers.

We may experience material disruptions to our production.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our pulp and energy sales and/or negatively impact our results of operations. Any of our mills could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	equipment failure;

•	design error or employee or contractor error;

•	chemical spill or release;

•	explosion of a boiler;

•	disruptions in the transportation infrastructure, including roads, bridges, railway tracks, tunnels, canals and ports;

•	fires, floods, earthquakes or other natural catastrophes;

•	prolonged supply disruption of major inputs;

•	labor difficulties; and

•	other operational problems.

Any such downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If any of our facilities were to incur significant downtime, our ability to meet our production capacity targets and satisfy customer requirements would be impaired and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage or operate our business and adversely affect our results of operations.

Our insurance coverage may not be adequate.

We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage. Additionally, the weak global and financial markets have also reduced the availability and extent of credit insurance for our customers. If we cannot obtain adequate credit insurance for our customers, we may be forced to amend or curtail our planned operations which could negatively impact our sales revenues, results of operations and financial position.

We rely on third parties for transportation services.

Our business primarily relies upon third parties for the transportation of pulp to our customers, as well as for the delivery of our raw materials to our mills. Our pulp and raw materials are principally transported by truck, barge, rail and sea-going vessels, all of which are highly regulated. Increases in transportation rates can also materially adversely affect our results of operations.

Further, if our transportation providers fail to deliver our pulp in a timely manner, it could negatively impact our customer relationships and we may be unable to sell it at full value. If our transportation providers fail to deliver our raw materials in a timely fashion, we may be unable to manufacture pulp in response to customer orders. Also, if any of our transportation providers were to cease operations, we may be unable to replace them at a reasonable cost. The occurrence of any of the foregoing events could materially adversely affect our results of operations.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued $300,000,000 of the 2017 Senior Notes on November 17, 2010, to RBC Capital Markets, LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Macquarie Capital (USA) Inc., referred to as the “Initial Purchasers”, pursuant to a purchase agreement. The Initial Purchasers subsequently sold the 2017 Senior Notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States to non-U.S. persons in accordance with Regulation S of the Securities Act. As a condition to the sale of the 2017 Senior Notes, we entered into a registration rights agreement with the Initial Purchasers on November 17, 2010, referred to as the “Registration Rights Agreement”. Pursuant to the Registration Rights Agreement, we agreed that we would:

1.	use commercially reasonable efforts to file an exchange offer registration statement with the SEC and have it declared effective by the SEC on or before 180 days after November 17, 2010;

2.	keep the exchange offer open for a period of not less than the minimum period required under applicable law, but in no event for less than 20 business days; and

3.	upon the effectiveness of an exchange offer registration statement, commence an exchange offer and issue the Exchange Notes for all 2017 Senior Notes tendered in such exchange offer.

A copy of the Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resales of the Exchange Notes

Under existing SEC interpretations, the New Notes would generally be freely transferable after this exchange offer without further registration under the Securities Act, except that broker-dealers receiving the New Notes in this exchange offer will be subject to a prospectus delivery requirement with respect to their resale. This view is based on interpretations by the staff of the SEC in interpretative letters issued to other issuers in exchange offers like this one. We have not, however, asked the SEC to consider this particular exchange offer in the context of an interpretative letter. Therefore, the SEC might not treat this exchange offer in the same way it has treated other exchange offers in the past. You will be relying on the interpretative letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. You will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the Exchange Notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the 2017 Senior Notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account in exchange for 2017 Senior Notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Exchange Notes received in exchange for 2017 Senior Notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus, we will accept any and all 2017 Senior Notes validly tendered and not withdrawn before the Expiration Date. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding 2017 Senior Notes surrendered pursuant to this exchange offer. You may tender 2017 Senior Notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the 2017 Senior Notes except that:

•	we will register the Exchange Notes under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer; and

•	holders of the Exchange Notes will not be entitled to any of the rights of holders of 2017 Senior Notes under the Registration Rights Agreement, which rights will generally terminate upon the completion of this exchange offer.

The Exchange Notes will evidence the same debt as the 2017 Senior Notes and will be issued under the same indenture, so the Exchange Notes and the 2017 Senior Notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $300,000,000 in aggregate principal amount of the 2017 Senior Notes is outstanding and registered in the name of Cede & Co., as nominee for DTC. Only registered holders of the 2017 Senior Notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in this exchange offer. We will not set a fixed record date for determining registered holders of the 2017 Senior Notes entitled to participate in this exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with this exchange offer. We intend to conduct this exchange offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act”, and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered 2017 Senior Notes when, as and if we had given oral or written notice of acceptance to the Exchange Agent. The Exchange Agent will act as your agent for the purposes of receiving the Exchange Notes from us.

If you tender 2017 Senior Notes in this exchange offer you will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of 2017 Senior Notes pursuant to this exchange offer. We will pay all charges and expenses, other than the applicable taxes described below under “— Fees and Expenses,” in connection with this exchange offer.

Expiration Date; Extensions; Amendments

The term “Expiration Date” will mean 5:00 p.m., New York City time on April 26, 2011, unless we, in our sole discretion, extend this exchange offer, in which case the term “Expiration Date” will mean the latest date and time to which we extend this exchange offer.

To extend this exchange offer, we will notify the Exchange Agent and each registered holder of any extension in writing by a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The notice of extension will disclose the aggregate principal amount of the 2017 Senior Notes that have been tendered as of the date of such notice.

We reserve the right, in our reasonable discretion:

•	to delay accepting any 2017 Senior Notes due to an extension of this exchange offer; or

•	if any conditions listed below under “— Conditions” are not satisfied, to terminate this exchange offer,

in each case by giving written notice of the delay, extension or termination to the Exchange Agent and by press release or public announcement.

We will follow any delay in acceptance, extension or termination as promptly as practicable by written notice to the registered holders by a press release or other public announcement. If we amend this exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if this exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

The Exchange Notes will bear interest at the same rate and on the same terms as the 2017 Senior Notes. Consequently, the Exchange Notes will bear interest at a rate equal to 9.5% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each June 1 and December 1.

You will receive interest on June 1, 2011 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the 2017 Senior Notes from November 17, 2010 to the date of exchange. We will deem the right to receive any interest accrued on the 2017 Senior Notes waived by you if we accept your 2017 Senior Notes for exchange.

Procedures for Tendering

If you are a DTC, Euroclear or Clearstream participant that has 2017 Senior Notes which are credited to your DTC, Euroclear or Clearstream account by book-entry and which are held of record by DTC’s nominee, you may tender your 2017 Senior Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC, Euroclear and Clearstream participants with 2017 Senior Notes credited to their accounts. If you are not a DTC, Euroclear or Clearstream participant, you may tender your 2017 Senior Notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC, Euroclear or Clearstream participant, as the case may be.

To tender 2017 Senior Notes in this exchange offer, you must:

•	comply with DTC’s Automated Tender Offer Program, or “ATOP”, procedures described below; and

•	the Exchange Agent must receive a timely confirmation of a book-entry transfer of the 2017 Senior Notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a properly transmitted agent’s message, before the Expiration Date.

Participants in DTC’s ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the 2017 Senior Notes to the Exchange Agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message to the Exchange Agent. With respect to the exchange of the 2017 Senior Notes, the term “agent’s message” means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering 2017 Senior Notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	the Company may enforce the agreement against such participant.

Participants in Euroclear’s or Clearstream’s book-entry transfer facility system must electronically transmit their acceptance of the exchange to Euroclear or Clearstream. The receipt of such electronic acceptance instruction by Euroclear or Clearstream will be acknowledged in accordance with the standard practices of such book-entry transfer facility and will result in the blocking of such 2017 Senior Notes in that book-entry transfer facility. By blocking such 2017 Senior Notes in the relevant book-entry transfer facility, each holder of 2017 Senior Notes will be deemed to consent to have the relevant book-entry transfer facility provide details concerning such holder’s identity to the Exchange Agent. The receipt of an electronic instruction by Euroclear or Clearstream shall mean:

•	Euroclear or Clearstream, as applicable, has received an express acknowledgment from a participant in Euroclear or Clearstream, as the case may be, that such participant is tendering 2017 Senior Notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	the Company may enforce the agreement against such participant.

Your tender, if not properly withdrawn before the Expiration Date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus.

DTC, Euroclear and Clearstream are collectively referred to herein as the “book-entry transfer facilities” and, individually as a “book-entry transfer facility.”

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered 2017 Senior Notes, which determination will be final and binding. We reserve the absolute right to reject any and all 2017 Senior Notes not properly tendered or any 2017 Senior Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular 2017 Senior Notes. Our interpretation of the terms and conditions of this exchange offer will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of 2017 Senior Notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of 2017 Senior Notes, neither we, the Exchange Agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of 2017 Senior Notes to have been made until you cure the defects or irregularities.

While we have no present plan to acquire any 2017 Senior Notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any 2017 Senior Notes that are not tendered in this exchange offer, we reserve the right in our sole discretion to purchase or make offers for any 2017 Senior Notes that remain outstanding after the Expiration Date. We also reserve the right to terminate this exchange offer, as described below under “ — Conditions,” and, to the extent permitted by applicable law, purchase 2017 Senior Notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of this exchange offer.

If you wish to tender 2017 Senior Notes in exchange for Exchange Notes in this exchange offer, we will require you to represent that:

•	the 2017 Senior Notes are, at the time of acceptance, and will continue to be, until exchanged in this exchange offer, held by you;

•	you acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of yours shall be binding upon your successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, your death or incapacity (if an individual) or dissolution (if an entity);

•	you will, upon request, execute and deliver any documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange of the 2017 Senior Notes that are the subject of the electronic acceptance instruction;

•	you have full power and authority to tender, exchange, assign and transfer the 2017 Senior Notes that are the subject of the electronic acceptance instruction and that when such notes are accepted for exchange by the Company, the Exchange Notes will be transferred by you with full title guarantee free from all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right, together with all rights attached thereto;

•	you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act;

•	you will acquire any Exchange Notes in the ordinary course of your business;

•	you satisfy specific requirements of your state’s security regulations;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the Exchange Notes;

•	at the time of completion of this exchange offer, you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes; and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

You will be deemed to make such representations by tendering 2017 Senior Notes in this exchange offer. In addition, in connection with the resale of Exchange Notes, any participating broker-dealer who acquired the 2017 Senior Notes for its own account as a result of market-making or other trading activities acknowledges that it must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

Return of Notes

If we do not accept any tendered 2017 Senior Notes for any reason described in the terms and conditions of this exchange offer or if you withdraw or submit 2017 Senior Notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged 2017 Senior Notes without expense to you as promptly as practicable by crediting the 2017 Senior Notes to your account maintained with DTC as promptly as practicable.

Book Entry Transfer

The Exchange Agent will make a request to establish an account with respect to the 2017 Senior Notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s system may make book-entry delivery of 2017 Senior Notes by causing DTC to transfer the 2017 Senior Notes into the Exchange Agent’s account at DTC in accordance with DTC’s procedures for transfer.

In all cases, we will issue Exchange Notes for 2017 Senior Notes that we have accepted for exchange under this exchange offer only after the Exchange Agent timely receives:

•	a confirmation of book-entry transfer of your 2017 Senior Notes into the Exchange Agent’s account at DTC; and

•	a properly transmitted agent’s message.

If we do not accept any tendered 2017 Senior Notes for any reason set forth in the terms of this exchange offer, we will credit the non-exchanged 2017 Senior Notes to your account maintained at DTC.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of 2017 Senior Notes at any time before 5:00 p.m., New York City time, on the Expiration Date.

To withdraw a tender of 2017 Senior Notes in this exchange offer, the holder must cause to be transmitted to the Exchange Agent an agent’s message, on or before 5:00 p.m., New York City time, on the Expiration Date. In addition, the Exchange Agent must receive a timely confirmation of book-entry transfer of the 2017 Senior Notes out of the Exchange Agent’s account at DTC under the procedure for book-entry transfer described herein, on or before 5:00 p.m., New York City time, on the Expiration Date.

We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn 2017 Senior Notes to have been validly tendered for purposes of this exchange offer, and we will not issue Exchange Notes with respect to those 2017 Senior Notes, unless you validly retender the withdrawn 2017 Senior Notes. You may retender properly withdrawn 2017 Senior Notes by following the procedures described above under “— Procedures for Tendering” at any time before 5:00 p.m., New York City time, on the Expiration Date.

Conditions

Notwithstanding any other term of this exchange offer, we will not be required to accept for exchange, or exchange the Exchange Notes for, any 2017 Senior Notes, and may terminate this exchange offer as provided in this prospectus before the acceptance of the 2017 Senior Notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any 2017 Senior Notes and return all tendered 2017 Senior Notes to you;

•	extend this exchange offer and retain all 2017 Senior Notes tendered before this exchange offer expires, subject, however, to your rights to withdraw the 2017 Senior Notes; or

•	waive the unsatisfied conditions with respect to this exchange offer and accept all properly tendered 2017 Senior Notes that have not been withdrawn.

If the waiver constitutes a material change to this exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the 2017 Senior Notes, and we will extend this exchange offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to 10 business day period.

Termination of Rights

All of your rights under the Registration Rights Agreement will terminate upon consummation of this exchange offer except with respect to our continuing obligations:

•	to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

•	to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the 2017 Senior Notes pursuant to Rule 144A.

Shelf Registration

If:

1.	we are not permitted to consummate this exchange offer because this exchange offer is not permitted by applicable law or SEC policy; or

2.	for any reason this exchange offer is not consummated within the time period required in the Registration Rights Agreement; or

3.	any holder of an Entitled Security (defined below) notifies us in writing that:

A.	such holder is not permitted by law or SEC policy to participate in this exchange offer,

B.	such holder is not permitted to resell the Exchange Notes acquired by it in this exchange offer to the public without delivering a prospectus and this prospectus is not available for resales by the holder, or

C.	such holder is a broker-dealer and holds 2017 Senior Notes acquired directly from us or any of our affiliates,

we will file with the SEC a shelf registration statement to cover resales of the 2017 Senior Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with such shelf registration statement.

For purposes of the preceding, “Entitled Security” means each 2017 Senior Note until:

1.	the date on which such note has been exchanged by a person other than a broker-dealer for an Exchange Note in this exchange offer;

2.	following the exchange by a broker-dealer in this exchange offer of a 2017 Senior Note for an Exchange Note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus contained in this exchange offer registration statement;

3.	the date on which such private note has been registered under the Securities Act and disposed of in accordance with a shelf registration statement; or

4.	the date on which such 2017 Senior Note is distributed to the public pursuant to Rule 144 under the Securities Act, provided that a note will not cease to be an Entitled Security for the purposes of this exchange offer by virtue of this clause.

Additional Interest

If:

1.	we fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing;

2.	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

3.	this exchange offer has not been consummated on or prior to the date specified in the Registration Rights Agreement for such consummation; or

4.	the shelf registration statement or the exchange offer registration statement is declared effective but ceases to be effective (other than for a suspension period prescribed in the Registration Rights Agreement) without being succeeded within five (5) business days by a post-effective amendment to such registration statement that is itself declared effective (each such event referred to in clauses (1) through (4) above, referred to as a “Registration Default”);

then the interest rate borne by the Entitled Security shall be increased by 0.25% per annum during the 90-day period immediately following the occurrence of any Registration Default and shall increase by 0.25% per annum at the beginning of each subsequent 90-day period until the Registration Default has been cured, but in no event shall such increase exceed 1.00% per annum. Following the cure of all Registration Defaults relating to any particular Entitled Security, the interest rate borne by the relevant Entitled Security will be reduced to the original interest rate borne by such Entitled Security. If another Registration Default occurs, the interest rate borne by the relevant Entitled Security shall again be increased according to the foregoing provision.

The Company shall not be required to pay additional interest for more than one Registration Default at a time. The amount of additional interest will be determined on the basis of a 360-day year comprised of twelve 30-day months and the actual number of days on which the additional interest accrued during such period.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as Exchange Agent for this exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus to the Exchange Agent addressed as follows:

The Exchange Agent for the Exchange Offer is:

Wells Fargo Bank, National Association

By Mail, Hand Delivery or Overnight Courier: Wells Fargo Bank, National Association 608 2nd Avenue South, 12th Floor MAC Code: N9303-121 Minneapolis, MN 55402 Attention: Bondholder Communications	By Facsimile Transmission: (For Eligible Institutions only): (612) 667-6282 For Information: (800) 344-5128 (Attention: Bondholder Communications)

Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer manager in connection with this exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of this exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with this exchange offer which we estimate to be approximately $150,000. These expenses include registration fees, fees and expenses of the Exchange Agent and the trustee, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of 2017 Senior Notes pursuant to this exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the 2017 Senior Notes pursuant to this exchange offer, then you must pay the amount of the transfer taxes.

Consequence of Failures to Exchange

Participation in this exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. 2017 Senior Notes that are not exchanged for Exchange Notes pursuant to this exchange offer will remain restricted securities. Accordingly, those 2017 Senior Notes may be resold only:

•	to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement.

In each case, the 2017 Senior Notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

USE OF PROCEEDS

This exchange offer is intended to satisfy an obligation under the registration rights agreement. We will not receive any cash proceeds from this exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, minority interest, income (loss) for equity investee and fixed charges. Fixed charges consist of interest expense plus capitalized interest.

	Years Ended December 31,
	2010	2009	2008	2007	2006

Ratio of earnings to fixed charges	2.31	(0.17)	(0.23)	1.50	2.40

CAPITALIZATION

Capitalization is the amount invested in a company and is a common measurement of a company’s size. The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2010. You should read the information set forth in the table below in conjunction with “Selected Historical Financial Information” and our audited and unaudited financial statements and the accompanying notes included elsewhere or incorporated by reference into this prospectus.

As of
December 31, 2010
(Euros in thousands)

Cash and Cash Equivalents	€99,022
Debt
Stendal credit facility	€500,657
Rosenthal revolving credit facility of €25,000	—
Rosenthal revolving credit facility of €3,500	—
Celgar revolving credit facility of C$40 million	15,016
Rosenthal equipment loan agreement of €4,351	3,807
Loan payable to noncontrolling shareholder of the Stendal mill	31,365
The 2013 Senior Notes(1)	15,341
The 2017 Senior Notes	224,031
Subordinated convertible notes due January 2012	31,707

Debt	821,924

Shareholders’ Equity
Share capital	€219,211
Paid-in capital	(3,899)
Retained earnings (deficit)	(10,956)
Accumulated other comprehensive loss	31,712

Total shareholders’ equity(2)	236,068

Total Capitalization	€1,057,992

(1)	All our 9.25% Senior Notes due 2013, referred to as the “2013 Senior Notes”, were redeemed by the Company on February 15, 2011.

(2)	Does not include a noncontrolling interest deficit of €22,505 with respect to the Stendal mill.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial and operating data as at and for the periods indicated. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the dates and periods incorporated by reference in this prospectus. Our results for any of these periods are not necessarily indicative of the results for any future period. The following selected financial data excludes the results of operations of our paper operations which were sold in 2006 and are accounted for as discontinued operations. Previously reported data and the financial statements and related notes included herein have been reclassified to conform to the current presentation:

	Years Ended December 31,
	2010	2009	2008	2007(1)	2006(1)
	(Euros in thousands, other than per share and per ADMT amounts)

Revenues
Pulp	€856,311	€577,298	€689,320	€704,391	€623,977
Energy	44,225	42,501	30,971	22,904	20,922

	900,536	619,799	720,291	727,295	644,899
Costs and expenses	732,793	632,598	706,962	657,709	552,395
Operating income (loss)	167,743	(12,799)	13,329	69,586	92,504
Gains (losses) on derivative instruments	1,899	(5,760)	(25,228)	20,357	105,848
Interest expense	67,621	64,770	65,756	71,400	91,931
Investment income (loss)	468	(1,804)	(1,174)	4,453	6,090
Income (loss) after income taxes(2)	94,748	(72,125)	(85,540)	23,640	70,313
Net income (loss) attributable to common shareholders(2)	86,279	(62,189)	(72,465)	22,179	63,210
Balance Sheet Data
Current assets	356,880	200,934	258,901	290,259	221,800
Current liabilities	125,197	101,784	104,527	121,516	120,002
Working capital	231,683	99,150	154,374	168,743	101,798
Total assets	1,216,075	1,083,831	1,151,600	1,272,393	1,284,089
Long-term liabilities	877,315	896,074	914,970	895,262	967,583
Total equity	213,563	85,973	132,103	255,615	196,504
Other Data
Pulp Sales volume (ADMTs)	1,428,638	1,445,461	1,423,300	1,352,590	1,326,355
Pulp Production (ADMTs)	1,426,286	1,397,441	1,424,987	1,404,673	1,302,260
Average pulp price realized (per ADMT)(3)	€591	€393	€478	€516	€465

(1)	The presentation for 2006 and 2007 has been modified to conform to the presentation requirements as prescribed in the Consolidations Topic ASC 810.

(2)	We do not report the effect of government grants relating to our assets in our income. These grants reduce the cost basis of the assets purchased when the grants are received.

(3)	Our average realized pulp price reflects customer discounts and price movements between the order and shipment date.

BUSINESS

Mercer Inc. is a Washington corporation and our shares of common stock are quoted and listed for trading on the NASDAQ Global Market (MERC) and the Toronto Stock Exchange (MRI.U).

We operate in the pulp business and are the second largest producer of NBSK pulp in the world. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as “market pulp”, in Germany, which is the largest pulp import market in Europe. Our operations are located in Eastern Germany and Western Canada. We currently employ approximately 1,052 people at our German operations, 422 people at our Celgar mill in Western Canada and 17 people at our office in Vancouver, British Columbia, Canada. We operate three NBSK pulp mills with a consolidated annual production capacity of approximately 1.5 million ADMTs:

•	Rosenthal mill. Our wholly-owned subsidiary, Rosenthal, owns and operates a modern, efficient ISO 9001 and 14001 certified NBSK pulp mill that has a current annual pulp production capacity of approximately 330,000 ADMTs. Additionally, the Rosenthal mill is a significant producer of “green” energy and exported 123,209 MWh of electricity in 2010. The Rosenthal mill is located near the town of Blankenstein, Germany, approximately 300 kilometers south of Berlin.

•	Celgar mill. Our wholly-owned subsidiary, Celgar, owns and operates the Celgar mill, a modern, efficient ISO 9001 certified NBSK pulp mill with an annual pulp production capacity of approximately 520,000 ADMTs. The Celgar mill produces “green” energy and exported 70,923 MWh of electricity in 2010 and, at the end of September 2010, completed the Celgar Energy Project that is expected to increase surplus energy sales by over 238,000 MWh per annum. The Celgar mill is located near the city of Castlegar, British Columbia, Canada, approximately 600 kilometers east of the port city of Vancouver, British Columbia, Canada.

•	Stendal mill. Our 74.9% owned subsidiary, Stendal, owns and operates a state-of-the-art, single-line ISO 9001 and 14001 certified NBSK pulp mill that has an annual pulp production capacity of approximately 645,000 ADMTs. Additionally, the Stendal mill is a significant producer of “green” energy and exported 325,773 MWh of electricity in 2010. The Stendal mill is situated near the town of Stendal, Germany, approximately 130 kilometers west of Berlin.

Our principal executive offices are located at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N8, and our telephone number is (604) 684-1099.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summaries of certain material provisions of: (i) our 8.5% convertible senior subordinated notes due 2012, referred to as the “2012 Convertible Notes”; (ii) the working capital facilities and investment loan associated with our Rosenthal mill; (iii) the Celgar Working Capital Facility; and (iv) the Stendal Loan Facility, as such terms are referred to below, are not complete and these provisions, including definitions of certain terms, are qualified by reference to the applicable documents and the applicable amendments to such documents on file with the SEC and incorporated by reference herein.

Restricted Group Debt

2012 Convertible Notes

As at the date of this prospectus, we had approximately $38.3 million in aggregate principal amount of 2012 Convertible Notes outstanding. Such notes were issued in exchange for our 8.5% convertible senior subordinated notes due 2010, referred to as the “2010 Convertible Notes”, pursuant to private exchange agreements entered into by us in November 2009 and an exchange offer completed in January 2010. Pursuant to such exchanges, we initially issued an aggregate of $65.8 million in 2012 Convertible Notes. Subsequently, $27.5 million of such notes were converted into shares of our common stock.

We pay interest semi-annually on January 15 and July 15 of each year on the 2012 Convertible Notes. The 2012 Convertible Notes mature on January 15, 2012. The 2012 Convertible Notes are redeemable beginning July 15, 2011, at our option in whole or in part, upon not less than 30 and not more than 60 days’ notice at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest up to, but not including, the date of redemption, subject to restrictions in the indenture governing the notes.

The 2012 Convertible Notes are convertible, at the option of the holders, unless previously redeemed, at any time until the close of business on the last business day prior to maturity or redemption, into shares of our common stock at a conversion price of $3.30 per share, which is equal to a conversion rate of approximately 303 shares per $1,000 principal amount of 2012 Convertible Notes, subject to adjustment.

Holders of the 2012 Convertible Notes have the right to require us to purchase all or any part of such convertible notes 30 business days after the occurrence of a change of control with respect to us at a purchase price equal to the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The 2012 Convertible Notes are unsecured obligations of Mercer Inc. and are subordinated in right of payment to existing and future senior indebtedness (including our 2017 Senior Notes and the Exchange Notes) and are effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The indenture governing our convertible notes limits the incurrence by us, but not our subsidiaries, of senior indebtedness.

Rosenthal Loan Facilities

In August 2009, Rosenthal refinanced its then current revolving working capital facility with a new €25.0 million facility, referred to as the “Rosenthal Loan Facility”. The Rosenthal Loan Facility consists of a revolving credit facility which may be utilized by way of cash advances or advances by way of letter of credit or bank guarantees. The facility matures in December 2012. The interest payable on cash advances is Euribor plus 3.5%, plus certain other costs incurred by the lenders in connection with the facility. Each cash advance is to be repaid on the last day of the respective interest period and in full on the termination date and each advance by way of a letter of credit or bank guarantee shall be repaid on the applicable expiry date of such letter of credit or bank guarantee. An interest period for cash advances shall be one, three or six months or any other period as Rosenthal and the lenders may determine. There is also a 1.1% per annum commitment fee on the unused and uncancelled amount of the revolving facility which is payable semi-annually in arrears. This facility is secured by a first ranking security interest on the inventories, receivables and accounts of Rosenthal. It also provides Rosenthal with a hedging facility relating to the hedging of the interest, currency and pulp prices as they affect Rosenthal pursuant to a strategy agreed to by Rosenthal and the lender from time to time.

In August 2009, we also finalized a €4.4 million investment loan agreement, referred to as the “Investment Loan Agreement”, with a lender relating to the new wash press at our Rosenthal mill. The four-year amortizing investment loan bears interest at the rate of Euribor plus 2.75%. Borrowings under this agreement are secured by the new wash press equipment.

In the first quarter of 2010, we entered into an additional €3.5 million revolving credit facility for our Rosenthal mill which bears interest at the rate of Euribor plus 3.5%. As at the date of this prospectus, the total amount of funds available under the working capital facilities associated with the Rosenthal mill is €26.3 million.

As of the date of this prospectus, we had not drawn any amount under the Rosenthal Loan Facility or any other working capital facility associated with the Rosenthal mill and had drawn €3.3 million under the Investment Loan Agreement.

Celgar Working Capital Facility

In November 2009, Celgar amended its C$40.0 million revolving working capital credit facility, referred to as the “Celgar Working Capital Facility”. The Celgar Working Capital Facility matures in May 2013 and is available by way of: (i) Canadian and U.S. denominated advances which bear interest at a designated prime rate plus 2.0% for Canadian advances and at a designated base rate plus 2.0% per annum for U.S. advances; (ii) banker’s acceptance equivalent loans which bear interest at the applicable Canadian dollar bankers’ acceptance rate plus 3.75% per annum; and/or (iii) LIBOR advances which bear interest at the applicable LIBOR plus 3.75% per annum. The Celgar Working Capital Facility also incorporates a C$3.0 million letter of credit sub line. Celgar is also required to pay a 0.5% per annum standby fee monthly in arrears on any unutilized portion of the revolving facility. Availability of drawdowns under the facility is subject to a borrowing base limit that is based upon the Celgar mill’s eligible accounts receivable and inventory levels from time to time. The Celgar Working Capital Facility is secured by, among other things, a first fixed charge on the current assets of Celgar.

As at December 31, 2010, C$20.0 million of funds had been drawn and approximately C$17.9 million remained available under the Celgar Working Capital Facility.

Indebtedness of Unrestricted Subsidiaries

Stendal Loan Facility

In August 2002, Stendal entered into the €828.0 million Stendal Loan Facility. The Stendal Loan Facility was comprised of several tranches which covered, among other things, project construction and development costs, financing and start-up costs and working capital, as well as the financing of the debt service reserve account, or “DSRA”, approved cost overruns and a revolving loan facility that covered time lags for receipt of grant funding and value-added tax refunds, which has been repaid. The DSRA is an account maintained to hold and, if needed, pay up to one year’s principal and interest due under the facility as partial security for the lenders. Other than the revolving working capital tranche, no further advances are currently available under the Stendal Loan Facility.

Pursuant to the Stendal Loan Facility, interest accrues at variable rates between Euribor plus 0.90% and Euribor plus 1.85% per year. The facility provides for Stendal to manage its risk exposure to interest rate risk, currency risk and pulp price risk by way of interest rate swaps, Euro and U.S. dollar swaps and pulp hedging transactions, subject to certain controls, including certain maximum notional and at-risk amounts. Pursuant to the terms of the facility, in 2002 Stendal entered into interest rate swap agreements in respect of borrowings to fix most of the interest costs under the Stendal Loan Facility at a rate of 5.28% plus an applicable margin, until final payment in October 2017.

Pursuant to the terms of the Stendal Loan Facility, Stendal reduced the aggregate advances outstanding to €531.1 million at the end of 2008 from a maximum original amount of €638.0 million. The tranches are generally repayable in installments and mature between the fifth and 15th anniversary of the first advance under the Stendal Loan Facility.

In February 2009, we completed an agreement with Stendal’s lending syndicate to amend the Stendal Loan Facility, referred to as the “Amendment”. Pursuant to the Amendment, Stendal’s obligation to repay €164.0 million of scheduled principal payments, referred to as the “Deferred Amount”, is deferred until maturity of the facility in September 2017. Until the Deferred Amount is repaid in full, Stendal may not make distributions, in the form of interest and capital payments on shareholder debt or dividends on equity invested, to its shareholders, including us. The Amendment also provides for a 100% cash sweep, referred to as the “Cash Sweep”, of any excess cash of Stendal which will be used first to fund the DSRA to a level sufficient to service the amounts due and payable under the Stendal Loan Facility during the then following 12 months, or “Fully Funded”, and second to prepay the Deferred Amount. Not included in the Cash Sweep is an amount of €15.0 million which Stendal is permitted to retain for working capital purposes. The DSRA balance as at December 31, 2010 was approximately €7.0 million.

The Amendment implemented a permitted leverage ratio of total debt under the Stendal Loan Facility to EBITDA, or “Senior Debt/EBITDA Cover Ratio”, to be effective from December 31, 2009 and to decline over time from 13.0x on its effective date to 4.5x on June 30, 2017. Subsequently, Stendal’s lending syndicate waived compliance with the permitted leverage ratio for the year ended December 31, 2009. The Amendment also revises the Stendal Loan Facility’s annual debt service cover ratio, or “Annual Debt Ratio”, requirement to be at least 1.1x for the period from December 31, 2011 to December 31, 2013 and 1.2x from January 1, 2014 until Maturity.

The Amendment includes the following as events of default:

•	if scheduled debt service for two consecutive half-year periods is partially or wholly financed by drawings from the DSRA and as a result the DSRA is less than 33 1/3% Fully Funded;

•	if the DSRA is fully drawn and Stendal exercises its current 6-month principal payment deferral right in respect of the next repayment date; and

•	failure to meet the Senior Debt/EBITDA Cover Ratio or Annual Debt Ratio as set out above.

The Amendment provides that Stendal and its shareholders may, once per fiscal year, cure a deficiency in each of the Annual Debt Ratio or the Senior Debt/EBITDA Cover Ratio by way of a capital contribution or fully subordinated shareholder loan to Stendal in the amount necessary to cure such deficiency and thereby prevent the occurrence of an event of default. Our ability to fund this cure is substantially limited by the terms of the 2017 Senior Notes.

Under the terms of the Amendment, if, from December 31, 2011 until the date when all of the loans pursuant to the Stendal Loan Facility are repaid in full, we raise proceeds from an equity financing (subject to certain exceptions) and the DSRA is not Fully Funded, an event of default will occur if we fail to contribute 50% of the net proceeds raised by such a sale or issuance to Stendal’s capital (up to an aggregate limit of €10.0 million).

The tranches under the Stendal Loan Facility are severally guaranteed by German federal and state governments in respect of an aggregate of 80% of the principal amount of these tranches. Under the guarantees, the German federal and state governments that provide the guarantees are responsible for the performance of our payment obligations for the guaranteed amounts. Such governmental guarantees permit the Stendal Loan Facility to benefit from lower interest costs and other credit terms than would otherwise be available. The Stendal Loan Facility is secured by substantially all of the assets of Stendal.

As at December 31, 2010, the principal amount outstanding under the Stendal Loan Facility was €500.7 million.

In connection with the Stendal Loan Facility, we entered into a shareholders’ undertaking agreement, referred to as the “Undertaking”, dated August 26, 2002, as amended, with Stendal’s then minority shareholders and the lenders in order to finance the shareholders’ contribution to the Stendal mill. Under the terms of the Undertaking, we have agreed, for as long as Stendal has any liability under the Stendal Loan Facility, to retain control over at least 51% of the voting shares of Stendal.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading ‘‘— Certain Definitions”. In this description, the word “Mercer” refers only to Mercer International Inc. and not to any of its subsidiaries.

We issued the 2017 Senior Notes, and will issue the Exchange Notes pursuant to an indenture (which we refer to herein as the “indenture”), between Mercer and Wells Fargo, National Association, as trustee. The terms of the Exchange Notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the Exchange Notes. Certain defined terms used in this description but not defined below under “-Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Exchange Notes

The Exchange Notes:

•	will be general unsecured obligations of Mercer;

•	will be ranked pari passu in right of payment with all existing and future unsecured senior Indebtedness of Mercer; and

•	will be senior in right of payment to our 8.5% Senior Subordinated Convertible Notes due 2012 and any future subordinated Indebtedness of Mercer.

However, the Exchange Notes will be effectively subordinated to all borrowings of our Restricted Subsidiaries, including borrowings under the Credit Agreements, which are secured by substantially all of the assets of certain of our Restricted Subsidiaries. See “Risk Factors — We are a holding company and we are substantially dependent on cash provided by our subsidiaries to meet our debt service obligations under the Exchange Notes.” and “— The Exchange Notes will be effectively subordinated to all liabilities of our subsidiaries and are unsecured. We may not have sufficient funds to pay our obligations under the Exchange Notes if we encounter financial difficulties.”

The operations of Mercer are conducted through its Subsidiaries and, therefore, Mercer depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Exchange Notes. The Exchange Notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Mercer’s Subsidiaries. Any right of Mercer to receive assets of any of its Subsidiaries upon the Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the Exchange Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that Mercer is itself recognized as a creditor of the Subsidiary by reason of intercompany loans or otherwise, in which case the claims of Mercer would still be effectively subordinate in right of payment to any secured Indebtedness of the Subsidiary or Indebtedness senior to that held by Mercer.

As of the date of this prospectus, Rosenthal and Celgar mill (and their respective Subsidiaries) are “Restricted Subsidiaries”, and Stendal (and its Subsidiaries) are “Unrestricted Subsidiaries.” Under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” are permitted to designate certain additional Subsidiaries of Mercer as Unrestricted Subsidiaries. Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture. None of our Subsidiaries will guarantee the Exchange Notes, except in the circumstances described below under the caption “— Certain Covenants — Note Guarantees”.

Principal, Maturity and Interest

Mercer will issue $300 million in aggregate principal amount of Exchange Notes in this exchange offer. Mercer may issue additional senior notes under the indenture (with identical terms to the Exchange Notes) from time to time after this exchange offer. Any issuance of additional senior notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Exchange Notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Mercer will issue Exchange Notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Exchange Notes will mature on December 1, 2017.

Interest on the Exchange Notes will accrue at the rate of 9.5% per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011. Interest on overdue principal and interest and Additional Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the Exchange Notes. Mercer will make each interest payment to the holders of record on the immediately preceding May 15 and November 15.

Interest on the Exchange Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Additional Interest may accrue on the Exchange Notes in certain circumstances described in “Registration Rights; Additional Interest”. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a business day, the interest payment to be made on such interest payment date will be made on the next succeeding business day with the same force and effect as if made on such interest payment date, and no additional interest will accrue solely as a result of such delayed payment.

Methods of Receiving Payments on the Notes

If a holder of Exchange Notes has given wire transfer instructions to Mercer, Mercer will pay all principal, interest and premium and Additional Interest, if any, on that holder’s Exchange Notes in accordance with those instructions. All other payments on the Exchange Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Mercer elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Mercer may change the paying agent or registrar without prior notice to the holders of the Exchange Notes, and Mercer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange the Exchange Notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Exchange Notes. Holders will be required to pay all taxes due on transfer. Mercer will not be required to transfer or exchange any note selected for redemption. Also, Mercer will not be required to transfer or exchange any note for a period of 15 days before a selection of Exchange Notes to be redeemed.

Optional Redemption

Except as otherwise described below, the Exchange Notes will not be redeemable at Mercer’s option prior to December 1, 2014. Mercer is not, however, prohibited from acquiring the Exchange Notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

At any time prior to December 1, 2013 Mercer may on any one or more occasions redeem up to 35% of the aggregate principal amount of Exchange Notes issued under the indenture at a redemption price of 109.500% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of Mercer; provided that:

(1)	at least 65% of the aggregate principal amount of Exchange Notes originally issued under the indenture (excluding Exchange Notes held by Mercer and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

On or after December 1, 2014, Mercer may redeem all or a part of the Exchange Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest (including any Additional Interest) on the Exchange Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below, subject to the rights of holders of Exchange Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

Unless Mercer defaults in the payment of the redemption price, interest will cease to accrue on the Exchange Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Except as set forth below under “— Repurchase at the Option of Holders”, Mercer is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes or to repurchase the Exchange Notes at the option of the holders.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Exchange Notes will have the right to require Mercer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Exchange Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Mercer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Exchange Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Exchange Notes repurchased to the date of purchase, subject to the rights of holders of Exchange Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 20 days following any Change of Control, Mercer will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Exchange Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Mercer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Exchange Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Mercer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Mercer will, to the extent lawful:

(1)	accept for payment all Exchange Notes or portions of Exchange Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Exchange Notes or portions of Exchange Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Exchange Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Exchange Notes or portions of Exchange Notes being purchased by Mercer.

The paying agent will promptly mail to each holder of Exchange Notes properly tendered the Change of Control Payment for such Exchange Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any. Mercer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The provisions described above that require Mercer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Exchange Notes to require that Mercer repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction.

Mercer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Mercer and purchases all Exchange Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

Mercer’s ability to repurchase Exchange Notes pursuant to a Change of Control Offer may be restricted by the terms of any Credit Facility, and may be prohibited or otherwise limited by the terms of any then existing borrowing arrangements and Mercer’s financial resources. The exercise by the holders of Exchange Notes of their right to require Mercer to repurchase the Exchange Notes upon a Change of Control Offer could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on Mercer or otherwise. The Credit Agreements provide that certain change of control events with respect to Mercer would constitute an event of default thereunder, entitling the lenders, among other things, to accelerate the maturity of all senior debt outstanding thereunder. Any future credit agreements or other agreements relating to senior debt to which Mercer becomes a party may contain similar restrictions and provisions. In addition, Mercer’s ability to pay cash to holders of Exchange Notes following the occurrence of a Change of Control may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Mercer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Exchange Notes to require Mercer to repurchase its Exchange Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Mercer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Mercer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Mercer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of (provided that Fair Market Value shall be determined on the date of contractually agreeing to such Asset Sale); and

(2)	at least 75% of the consideration received in the Asset Sale by Mercer or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)	Cash Equivalents;

(b)	any liabilities, as shown on Mercer’s most recent consolidated balance sheet, of Mercer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Exchange Notes) that are assumed by the transferee of any such assets pursuant to an agreement that releases Mercer or such Restricted Subsidiary from, or indemnifies Mercer or such Restricted Subsidiary against, further liability;

(c)	any securities, Exchange Notes or other obligations received by Mercer or any such Restricted Subsidiary from such transferee that are converted within 60 days by Mercer or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(d)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Mercer (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to permanently repay or prepay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire (including by way of a purchase of assets or stock, merger, consolidation or otherwise), or enter into a binding commitment to acquire within 120 days thereafter, all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Mercer;

(3)	to make, or enter into a binding commitment to make within 60 days thereafter, a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Mercer or a Restricted Subsidiary may temporarily reduce revolving credit borrowings (under the Credit Facilities or otherwise) or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within five days thereof, Mercer will make an Asset Sale Offer to all holders of Exchange Notes and all holders of other Indebtedness that is pari passu with the Exchange Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Exchange Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Mercer may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of the Exchange Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Exchange Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Mercer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Exchange Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Mercer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Selection and Notice

If less than all of the Exchange Notes are to be redeemed at any time, the trustee will select Exchange Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No Exchange Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Exchange Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Exchange Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of Exchange Notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Exchange Notes or portions of Exchange Notes called for redemption.

Certain Covenants

Restricted Payments

Mercer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Mercer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Mercer or any of its Restricted Subsidiaries) or to the direct or indirect holders of Mercer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Mercer and other than dividends or distributions payable to Mercer or a Restricted Subsidiary of Mercer);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Mercer) any Equity Interests of Mercer or any direct or indirect parent of Mercer;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Mercer that is contractually subordinated to the Exchange Notes (excluding any intercompany Indebtedness between or among Mercer and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	Mercer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Mercer and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (7), and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Mercer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Mercer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds received by Mercer since the date of the indenture (i) as a contribution to its common equity capital or from the issue or sale of Equity Interests of Mercer including upon exercise of stock options whether issued before or after the date of the indenture (other than Disqualified Stock) or (ii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Mercer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Mercer); plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)	to the extent that any Unrestricted Subsidiary of Mercer designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of Mercer’s Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e)	50% of (i) any dividends, interest, intercompany loan payments or other distributions received in cash by Mercer or a Restricted Subsidiary of Mercer after the date of the indenture from an Unrestricted Subsidiary of Mercer; (ii) without duplication, any amounts received in cash by Mercer or a Restricted Subsidiary of Mercer after the date of the indenture representing the proceeds of any settlement of any Hedging Obligations, to the extent that such dividends or cash proceeds represent gains previously recognized under GAAP and were not otherwise included in calculating the Consolidated Net Income of Mercer; and (iii) the amount of any marketing administration or other fee received in cash by Mercer or a Restricted Subsidiary from an Unrestricted Subsidiary to the extent such amounts were not included in the Consolidated Net Income of Mercer for such period; less 100% of any payment made in settlement of any Hedging Obligations of Mercer and its Restricted Subsidiaries to the extent such payment represents cumulative net losses previously recognized under GAAP and not previously deducted in calculating the Consolidated Net Income of Mercer.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Mercer) of, Equity Interests of Mercer (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Mercer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Mercer that is contractually subordinated to the Exchange Notes with

(a)	the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness, or

(b)	after the completion of a Change in Control Offer pursuant to the terms of the covenant described above under the caption “— Repurchase at the Option of Holders — Change of Control,” to the extent required pursuant to any similar change of control offer provision of the indenture or other agreement governing Subordinated Indebtedness (including the Subordinated Notes);

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Mercer’s Subordinated Notes in the event that the daily closing sale price per share of Mercer’s common stock on the Nasdaq Global Market (or, if Mercer’s common stock is no longer traded on the Nasdaq Global Market, the principal public trading market, including the Toronto Stock Exchange, for such common stock) for a period of at least ten (10) consecutive Trading Days exceeds 120% of the then-applicable conversion price of the Subordinated Notes, determined in accordance with the terms of the Subordinated Note Indentures;

(5)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Mercer to the holders of its Equity Interests who are not Affiliates of Mercer, except Restricted Subsidiaries of Mercer, on a pro rata basis;

(6)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Mercer or any Restricted Subsidiary of Mercer held by any current or former officer, director or employee of Mercer or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.0 million in any twelve-month period;

(7)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options or stock appreciation rights to the extent such Equity Interests represent a portion of the exercise price of those stock options or stock appreciation rights;

(8)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Mercer issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(9)	payments or distributions to shareholders exercising appraisal or discount rights pursuant to applicable law pursuant to or in connection with a merger, consolidation or transfer of all or substantially all of Mercer and its Restricted Subsidiary assets that complies with the provisions of the indenture;

(10)	in the event of a Change of Control, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness of Mercer or any Guarantor that is subordinated or junior in right of payment to the Exchange Notes or the

Guarantee of such Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness, plus any accrued and unpaid interest therein; provided that prior or contemporaneously with such payment, purchase, redemption or defeasance or other acquisition or retirement, Mercer (or a third party to the extent permitted by the indenture) has made the Change of Control Offer with respect to the Exchange Notes and has repurchased all Exchange Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(11)	in the event of an Asset Sale which requires Mercer to make an Asset Sale Offer, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness of Mercer or any Guarantor that is subordinated or junior in right of payment to the Exchange Notes or the Guarantee (of such Guarantor, in each case, at a purchase price not greater than 100% of the principal amount of such Indebtedness, plus any accrued and unpaid interest therein; provided that prior or contemporaneously with such payment, purchase, redemption or defeasance or other acquisition or retirement, the Company has made an Asset Sale Offer with respect to the Exchange Notes and has repurchased all Exchange Notes validly tendered and not withdrawn in connection with such Asset Sale Offer;

(12)	the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of Common Stock of Mercer pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover practices; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of Mercer); and

(13)	other Restricted Payments in an aggregate amount not to exceed $25.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Mercer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith (a) in the case of assets or securities of $10.0 million or less by the Chief Financial Officer, Controller or Treasurer of Mercer set forth in a certificate delivered to the trustee, and (b) in the case of assets or securities valued at more than $10.0 million by the Board of Directors of Mercer, and set forth in an officers certificate delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in the United States or Canada if the Fair Market Value exceeds $30.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Mercer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Mercer will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Mercer may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock if the Fixed Charge Coverage Ratio for Mercer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by Mercer and its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Mercer and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $100.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Mercer or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders — Asset Sales”, or (y) the amount of the Borrowing Base on the date of incurrence;

(2)	the incurrence by Mercer and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Mercer of Indebtedness represented by the Exchange Notes to be issued on the date of the indenture;

(4)	the incurrence by Mercer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, project financing, or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Mercer or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed at any time outstanding $20.0 million plus an amount not to exceed $10.0 million equal to all German and/or Canadian federal and/or state and/or provincial grant receivables in connection therewith;

(5)	the incurrence by Mercer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6)	the incurrence by Mercer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Mercer and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Mercer is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Exchange Notes; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Mercer or a Restricted Subsidiary of Mercer and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Mercer or a Restricted Subsidiary of Mercer, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Mercer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of Mercer’s Restricted Subsidiaries to Mercer or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Mercer or a Restricted Subsidiary of Mercer; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either Mercer or a Restricted Subsidiary of Mercer, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by Mercer or any of its Restricted Subsidiaries of Hedging Obligations (which may, but need not be, under Credit Facilities) in the ordinary course of business and not for speculation;

(9)	the guarantee by Mercer or any of its Restricted Subsidiaries that executes a Note Guarantee of Indebtedness of Mercer or a Restricted Subsidiary of Mercer that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Exchange Notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by Mercer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by Mercer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	Indebtedness of a Restricted Subsidiary incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by Mercer (other than Indebtedness incurred in contemplation of, or in connection with, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary of or was otherwise acquired by Mercer); provided, however, that for any such Indebtedness outstanding at any time under this clause (12), on the date that such Subsidiary is acquired by Mercer, Mercer would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant and Mercer’s Fixed Charge Coverage Ratio would not be reduced after giving effect to the incurrence of such Indebtedness pursuant to this clause (12);

(13)	Indebtedness arising from agreements of Mercer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any assets or property or Capital Stock of a Restricted Subsidiary; and

(14)	the incurrence by Mercer or any of its Restricted Subsidiaries of additional Indebtedness (which may, but need not, be pursuant to Credit Facilities) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $25.0 million.

Mercer will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Mercer unless such Indebtedness is also contractually subordinated in right of payment to the Exchange Notes on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Mercer solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Mercer will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Exchange Notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Mercer as accrued. For purposes of determining compliance with any U.S. dollar- denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this indenture, the maximum amount of Indebtedness that Mercer or any Restricted Subsidiary may incur pursuant to this covenant shall not be or be deemed to be exceeded as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

Mercer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens, unless all payments due under the indenture and the Exchange Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Limitation on Sale and Leaseback Transactions

Mercer will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Mercer or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)	Mercer or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens”;

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and Mercer applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

Mercer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Mercer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Mercer or any of its Restricted Subsidiaries;

(2)	make loans or advances to Mercer or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to Mercer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture and the Exchange Notes;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Mercer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary or assets that restricts distributions by that Restricted Subsidiary or the transfer of the assets pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, Capital Stock sale agreements and other similar agreements entered into with the approval of Mercer’s Board of Directors, which limitation is applicable only to the assets, or (in the case of Capital Stock sales) entities, that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(12)	agreements governing Indebtedness permitted to be incurred by Restricted Subsidiaries of Mercer under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that such agreements (except those agreements entered into pursuant to clause (14) of the definition of “Permitted Debt”) are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements governing Credit Facilities as in effect on the date of the indenture.

Merger, Consolidation or Sale of Assets

Mercer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Mercer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Mercer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) Mercer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Mercer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, or the laws of Canada or any province or territory thereof;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Mercer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Mercer under the Exchange Notes, the indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	Mercer or the Person formed by or surviving any such consolidation or merger (if other than Mercer), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, Mercer will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of Mercer with an Affiliate solely for the purpose of reincorporating Mercer in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Mercer and its Restricted Subsidiaries.

Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

Mercer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Mercer (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Mercer or the relevant Restricted Subsidiary than those that would have reasonably been obtained in a comparable transaction by Mercer or such Restricted Subsidiary with an unrelated Person; and

(2)	Mercer delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of Mercer set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Mercer; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to Mercer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in the United States or Canada.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer, trustee or director indemnification agreement or any similar arrangement entered into by Mercer or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among Mercer and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of Mercer) that is an Affiliate of Mercer solely because Mercer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable compensation or fees to directors or officers of Mercer and its Restricted Subsidiaries;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of Mercer to Affiliates of Mercer;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments;”

(7)	Permitted Investments that are permitted by the provisions of the indenture;

(8)	provision of corporate-level administrative, marketing, tax, accounting, budgeting, treasury, finance, employee benefits, legal, risk management and other similar services for the benefit of Unrestricted Subsidiaries of Mercer on substantially the same terms provided to Restricted Subsidiaries of Mercer;

(9)	payment of consolidated taxes on behalf of Restricted Subsidiaries and Unrestricted Subsidiaries;

(10)	purchases, sales or other transfers of pulp, fiber, chemicals and other consumables between or among Mercer or any Restricted Subsidiary and any Unrestricted Subsidiary at market prices pursuant to arrangements approved by Mercer’s Board of Directors as being fair, from a financial point of view, to Mercer or the applicable Restricted Subsidiary, as the case may be; purchases, sales or other transfers of spare parts or mill consumables between any Restricted Subsidiary and any Unrestricted Subsidiary at book value; and the provision of logistics, planning, transportation and fiber procurement services between and/or among any Restricted Subsidiary and Unrestricted Subsidiary at cost; and other transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, that are fair to Mercer or the Restricted Subsidiary, as the case may be, in the reasonable determination of Mercer’s Board of Directors;

(11)	payment of sales agency, administration, management and other fees, payment of interest, principal, dividends or other distributions, in case from an Unrestricted Subsidiary to Mercer or a Restricted Subsidiary to Mercer; and

(12)	loans or advances to employees in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding.

Business Activities

Mercer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Mercer and its Restricted Subsidiaries taken as a whole.

Note Guarantees

If Mercer or any of its Restricted Subsidiaries acquires or creates a Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary (other than a Domestic Subsidiary the sole business of which is the direct or indirect ownership of one or more Foreign Subsidiaries) will become a Guarantor and execute a indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Subsidiary that does not constitute a Significant Subsidiary need not become a Guarantor until such time as it is a Significant Subsidiary. Mercer may designate any Restricted Subsidiary as a Guarantor at any time.

Limitation on Issuances of Guarantees of Indebtedness

Mercer will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of Mercer (except Permitted Liens) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Exchange Notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness.

The Note Guarantee of a Guarantor will automatically and unconditionally be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Mercer or a Restricted Subsidiary of Mercer, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Mercer or a Restricted Subsidiary of Mercer, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if Mercer designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”. The form of the Note Guarantee will be attached as an exhibit to the indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Mercer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Mercer and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Mercer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Mercer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Restricted Subsidiary of Mercer as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Mercer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” Mercer will be in default of such covenant. The Board of Directors of Mercer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Mercer; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Mercer of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

No Amendment to Subordination Provisions

Without the consent of the holders of at least a majority in aggregate principal amount of the Exchange Notes then outstanding, Mercer will not amend, modify or alter the Subordinated Note Indentures in any way to:

(1)	increase the rate of or advance the time for payment of interest on any Subordinated Notes;

(2)	increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Subordinated Notes;

(3)	alter the redemption provisions, increase the price or otherwise alter terms at which Mercer is required to offer to purchase any Subordinated Notes; or

(4)	amend the provisions of Article 5 of the Subordinated Note Indentures (which relate to subordination); provided that none of the foregoing shall prohibit amendments to the Subordinated Note Indentures that provide for satisfaction of any obligation thereunder solely in common stock of Mercer.

Payments for Consent

Mercer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Exchange Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Exchange Notes unless such consideration is offered to be paid and is paid to all holders of the Exchange Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Exchange Notes are outstanding, Mercer will furnish to the holders of Exchange Notes or cause the trustee to furnish to the holders of Exchange Notes (or file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Mercer were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Mercer were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Mercer’s consolidated financial statements by Mercer’s certified independent accountants. In addition, Mercer will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time, Mercer is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Mercer will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Mercer will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Mercer’s filings for any reason, Mercer will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Mercer were required to file those reports with the SEC.

The quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Mercer and its Restricted Subsidiaries separate from the consolidated financial condition and results of operations of Mercer.

In addition, Mercer agrees that, for so long as any Exchange Notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of Exchange Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Mercer will be deemed to have provided such information to the holders, securities analysts and prospective investors if it has filed reports containing such information with the SEC via the EDGAR filing system and such reports are publicly available.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to the Exchange Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Exchange Notes;

(3)	failure by Mercer or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4)	failure by Mercer or any of its Restricted Subsidiaries for 60 days after notice to Mercer by the trustee or the holders of at least 25% in aggregate principal amount of the Exchange Notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Mercer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Mercer or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6)	failure by Mercer or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7)	certain events of bankruptcy or insolvency described in the indenture with respect to Mercer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Mercer, any Restricted Subsidiary of Mercer that is a Significant Subsidiary or any group of Restricted Subsidiaries of Mercer that, taken together, would constitute a Significant Subsidiary, all outstanding Exchange Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Exchange Notes may declare all the Exchange Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Exchange Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Exchange

Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest, premium or Additional Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of Exchange Notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium or Additional Interest, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the Exchange Notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding Exchange Notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding Exchange Notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Exchange Notes by notice to the trustee may, on behalf of the holders of all of the Exchange Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the Exchange Notes.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Mercer with the intention of avoiding payment of the premium that Mercer would have had to pay if Mercer then had elected to redeem the Exchange Notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. If an Event of Default occurs prior to December 1, 2014, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Mercer with the intention of avoiding the prohibition on redemption of the Exchange Notes prior to December 1, 2014, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes.

Mercer is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Mercer is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Mercer, as such, will have any liability for any obligations of Mercer under the Exchange Notes, the indenture, the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Exchange Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Mercer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Exchange Notes (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding Exchange Notes to receive payments in respect of the principal of, or interest or premium or Additional Interest, if any, on, such Exchange Notes when such payments are due from the trust referred to below;

(2)	Mercer’s obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, registration of Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and Mercer’s obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Mercer may, at its option and at any time, elect to have the obligations of Mercer released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Exchange Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Mercer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Exchange Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on, the outstanding Exchange Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Mercer must specify whether the Exchange Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, Mercer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a)	Mercer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Mercer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Mercer is a party or by which Mercer is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Mercer or any of its Restricted Subsidiaries is a party or by which Mercer or any of its Restricted Subsidiaries is bound;

(6)	Mercer must deliver to the trustee an officers’ certificate stating that the deposit was not made by Mercer with the intent of preferring the holders of Exchange Notes over the other creditors of Mercer with the intent of defeating, hindering, delaying or defrauding any creditors of Mercer or others; and

(7)	Mercer must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the Exchange Notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Exchange Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Exchange Notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the Exchange Notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Exchange Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Exchange Notes).

Without the consent of each holder of Exchange Notes affected, an amendment, supplement or waiver may not (with respect to any Exchange Notes held by a non-consenting holder):

(1)	reduce the principal amount of Exchange Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Exchange Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on, the Exchange Notes (except a rescission of acceleration of the Exchange Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Exchange Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the Exchange Notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Exchange Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Exchange Notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(8)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Exchange Notes, Mercer and the trustee may amend or supplement the indenture or the Exchange Notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Exchange Notes in addition to or in place of certificated notes in order to comply with any Applicable Procedures, or otherwise alter the provisions of Article 2 of the indenture in a manner that does not materially adversely affect any holder of Exchange Notes;

(3)	to provide for the assumption of Mercer’s obligations to holders of Exchange Notes in the case of a merger or consolidation or sale of all or substantially all of Mercer’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of Exchange Notes or that does not, in the good faith opinion of the Board of Directors of Mercer, adversely affect the legal rights under the indenture of any such holder in any material respect;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture or the Exchange Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the Exchange Notes;

(7)	to provide for the issuance of additional Exchange Notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8)	to allow any Restricted Subsidiary to execute a supplemental indenture providing for a Note Guarantee with respect to the Notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Exchange Notes issued thereunder, when:

(1)	either:

(a)	all Exchange Notes that have been authenticated, except lost, stolen or destroyed Exchange Notes that have been replaced or paid and Exchange Notes for whose payment money has been deposited in trust and thereafter repaid to Mercer, have been delivered to the trustee for cancellation; or

(b)	all Exchange Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Mercer has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Exchange Notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Mercer is a party or by which Mercer is bound;

(3)	Mercer has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Mercer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Exchange Notes at maturity or on the redemption date, as the case may be. In addition, Mercer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Mercer, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Exchange Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Exchange Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The indenture and the Exchange Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and Registration Rights Agreement without charge by writing to Mercer International Inc., Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N8, Attention: Investor Relations.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest owing on the Exchange Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of more than 20% (measured on a fully diluted basis) of the Voting Stock of a Person (except as reportable on Form 13-F or Form 13-G of the SEC) will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Mercer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of Mercer’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of assets between or among Mercer and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of Mercer to Mercer or to a Restricted Subsidiary of Mercer;

(4)	the sale or lease of products (including electricity and power generated as a by-product of or from, or utilizing the facilities of, any other Permitted Business), services, accounts receivable or current assets in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy;

(7)	leases or subleases to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

(8)	a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment; and

(9)	purchases, sales or other transfers of pulp, fiber, chemicals and other consumables between or among Mercer or any Restricted Subsidiary and any Unrestricted Subsidiary at market prices pursuant to arrangements approved by Mercer’s Board of Directors as being fair, from a financial point of view, to Mercer or the applicable Restricted Subsidiary, as the case may be; purchases, sales or other transfers of spare parts or mill consumables between any Restricted Subsidiary and any Unrestricted Subsidiary at book value; and other transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, that are fair to Mercer or the Restricted Subsidiary, as the case may be, in the reasonable determination of Mercer’s Board of Directors.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the Exchange Notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person (including a business trust), the board of trustees or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1)	85% of the face amount of all accounts receivable owned by Mercer and its Restricted Subsidiaries as of the end of the most recent fiscal month preceding such date, calculated on a consolidated basis and in accordance with GAAP; plus

(2)	60% of the book value of all inventory owned by Mercer and its Restricted Subsidiaries as of the end of the most recent fiscal month preceding such date, calculated on a consolidated basis and in accordance with GAAP.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity or trust, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including shares of beneficial interest;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, Canadian dollars or Euros;

(2)	securities issued or directly and fully guaranteed or insured by the United States, Canadian, German or United Kingdom government or any agency or instrumentality of the United States, Canadian, German or United Kingdom government (provided that the full faith and credit of the United States, Canada, Germany or the United Kingdom is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreements or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Mercer and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of Mercer;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Mercer, measured by voting power rather than number of shares, provided that, however, it is not a Change in Control if, pursuant to such transaction, all of the Voting Stock of Mercer is changed into or exchanged for securities of a parent corporation that after such transaction owns all of the Capital Stock of Mercer and no person is the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such parent corporation;

(4)	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted Mercer’s Board of Directors (together with any new persons whose election to Mercer’s Board of Directors, or whose nomination for election by Mercer’s shareholders, was approved by a vote of a majority of the directors who were either directors at the beginning of such period or whose election or nomination for election was approved by Mercer’s Board of Directors or the nominating committee thereof, the majority of the members of which meet the above criteria) cease for any reason to constitute a majority of Mercer’s Board of Directors then in office; or

(5)	Mercer consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Mercer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Mercer or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Mercer outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the Exchange Notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5)	all expenses including premium and consent payments related to the offering of these Exchange Notes and the Tender Offer of the 2013 Senior Notes (including, without limitation, premium and consent fees) to the extent such amount was deducted in computing such Consolidated Net Income; plus

(6)	the following expenses, losses or gains to the extent such amounts were included in the computation of Consolidated Net Income:

(a)	extraordinary, non-recurring or unusual losses or expenses, including, without limitation, recruiting, severance and restructuring costs or gains during such period, as determined in good faith by the Board of Directors of Mercer, in each case, without regard to any limitations of Item 10(e) of Regulation S-K; provided that the total of such costs added back pursuant to this clause 6(a) shall not exceed $5.0 million in any twelve-month period;

(b)	foreign exchange gains or losses incurred with respect to receivables (net of the impact on payables) on product sales; and

(c)	expenses related to equipment failures (including, without limitation, costs of repair, equipment replacement or addition) where a good faith application for the recovery of such costs from the vendor or an insurer has been made, less any such recovery and the amount of any such claim to the extent it has been finally determined to be uncollectible, the net amount not to exceed $2.0 million in the aggregate over any twelve-month period; minus

(7)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Mercer will be added to Consolidated Net Income to compute Consolidated EBITDA of Mercer only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed, directly or indirectly, to Mercer by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	any goodwill impairment charges pursuant to Financial Accounting Standards Board Statement No. 142 or any asset impairment charges pursuant to Financial Accounting Standards Board Statement No. 144 will be excluded; and

(5)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary (including, without limitation, the impact of any Hedging Obligations) will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Credit Agreements” means: (i) that certain Credit Agreement by and among Zellstoff Celgar Limited Partnership and CIT Business Credit Canada Inc., as Agent, providing for up to C$40.0 million of revolving credit borrowings, including any related Exchange Notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, (ii) that certain Credit Agreement by and among Zellstoff-und Papierfabrik Rosenthal GmbH, D&Z Holding GmBH, D&Z Beteiligungs GmbH and ZPR Logistik GmbH and Bayerische Hypo-und Vereinsbank AG, as original lender and issuing bank, providing for up to €25.0 million of revolving credit borrowings, including any related Exchange Notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time; (iii) that Loan Agreement between Zellstoff-und Papierfabrik Rosenthal GmbH, as borrower and Bayerische Hypo-und Vereinsbank AG for €4.4 million; and (iv) that certain credit agreement among Zellstoff-und Papierfabrik Rosenthal GmbH, D&Z Holding GmbH, D&Z Beteiligungs GmbH and Mercer International Inc. and Kreissparkasse Saale-Orla, as original lender, providing for up to €3.5 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreements) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Exchange Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Mercer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Mercer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Mercer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of Mercer that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Mercer.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means the Indebtedness of Mercer and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreements) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party. In the case of a transaction not exceeding $10.0 million, Fair Market Value may be determined in good faith by the Chief Financial Officer, Controller or Treasurer of Mercer, and in the case of a transaction exceeding $10.0 million, Fair Market Value shall be determined in good faith by the Board of Directors of Mercer (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings, including working capital borrowings under Credit Facilities) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act or, if not in accordance with Regulation S-X constituting Pro Forma Cert Savings not to exceed $5.0 million in any twelve-month period) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA which is attributable to discontinued operations (as determined in accordance with GAAP), and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 6 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations in accordance with GAAP and excluding amortization and write-offs of debt issuance costs), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (excluding, for the avoidance of doubt, amounts due upon settlement of any such Hedging Obligations); plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of:

(a)	all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Mercer (other than Disqualified Stock) or to Mercer or a Restricted Subsidiary of Mercer, times;

(b)	a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of Mercer that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantor” means each Subsidiary of Mercer that executes a Note Guarantee in accordance with the provisions of the indenture, and its successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates (including, without limitation, foreign currency futures and options, currency swaps, currency forwards and related interest rate swaps and/or forwards) or commodity prices (including, without limitation, commodity futures, swaps or options) or energy prices (including forwards and swaps).

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, Exchange Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any balance that constitutes an accrual of expenses or trade payable; or

(6)	representing any Hedging Obligations (the amount of any such Hedging Obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such Hedging Obligations that would be payable by such Person at such time), if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Mercer or any Restricted Subsidiary of Mercer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Mercer such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Mercer, Mercer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Mercer’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Mercer or any Restricted Subsidiary of Mercer of a Person that holds an Investment in a third Person will be deemed to be an Investment by Mercer or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with:

(a)	any Asset Sale; or

(b)	the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)	any extraordinary gain, together with any related provision for taxes on such extraordinary gain;

(3)	any foreign exchange gain (loss) on Indebtedness; and

(4)	any marked to market gain (loss) whether realized or accrued, without duplication, on Hedging Obligations.

“Net Proceeds” means the aggregate cash proceeds received by Mercer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness as to which neither Mercer nor any of its Restricted Subsidiaries:

(1)	provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(2)	is directly or indirectly liable as a guarantor or otherwise; or

(3)	constitutes the lender.

“Note Guarantee” means the Guarantee by each Guarantor of Mercer’s obligations under the indenture and the Exchange Notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business conducted by Mercer and its Restricted Subsidiaries on the date of the indenture, including the pulp manufacturing and sales business, production and generation and sales of electricity generated as a by-product of or from, or utilizing the facilities of, any Permitted Business and any business reasonably related thereto, ancillary or complimentary to reasonable extensions thereof, including, without limitation, transportation, logistics and wood harvesting and procurement.

“Permitted Investments” means:

(1)	any Investment in Mercer or in a Restricted Subsidiary of Mercer;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Mercer or any Restricted Subsidiary of Mercer in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Mercer; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Mercer or a Restricted Subsidiary of Mercer;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Mercer or out of the net proceeds of an issue or sale of Equity Interest of Mercer (other than Disqualified Stock) so long as such acquisition occurs within 60 days thereafter;

(6)	any Investments received in compromise or resolution of:

(a)	obligations of trade creditors or customers that were incurred in the ordinary course of business of Mercer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or

(b)	litigation, arbitration or other disputes;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of Mercer or any Restricted Subsidiary of Mercer in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(9)	repurchases of the Exchange Notes and repurchases and/or redemptions of the 2013 Senior Notes;

(10)	extensions of trade credit or advances to customers and/or suppliers on commercially reasonable terms in the ordinary course of business;

(11)	Guarantees of Indebtedness of Mercer or any of its Restricted Subsidiaries issued in accordance with the covenant entitled “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(12)	Investments resulting from payment of consolidated taxes that include Unrestricted Subsidiaries;

(13)	other Investments in any Person (other than an Affiliate of Mercer that is not a Subsidiary of Mercer) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $20.0 million; and

(14)	for the avoidance of doubt, any Restricted Investments existing on the date of the indenture.

“Permitted Liens” means:

(1)	Liens on assets of Mercer or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred and/or securing Hedging Obligations related thereto;

(2)	Liens in favor of Mercer;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Mercer or any Subsidiary of Mercer; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Mercer or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Mercer or any Subsidiary of Mercer; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, letters of credit or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture or from contractual commitments existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the Exchange Notes;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens securing Hedging Obligations made in the ordinary course of business and not for speculation; provided that such Hedging Obligations are permitted under the indenture;

(14)	Liens resulting from sale and leaseback transactions otherwise permitted by the covenant described above under the caption “— Certain Covenants — Limitation on Sale and Leaseback Transactions” at any one time outstanding that do not exceed $15.0 million; and

(15)	Liens incurred in the ordinary course of business of Mercer or any Subsidiary of Mercer with respect to obligations at any one time outstanding that do not exceed $20.0 million.

“Permitted Refinancing Indebtedness” means any Indebtedness of Mercer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Mercer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Exchange Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Exchange Notes on terms at least as favorable to the holders of Exchange Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by Mercer or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pro Forma Cost Savings” means, with respect to any four-quarter period, the reduction in net costs and expenses that:

(1)	were actually implemented prior to the Calculation Date in connection with or as a result of an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that are supportable and quantifiable by the underlying accounting records; or

(2)	relate to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that Mercer reasonably determines will actually be realized within 12 months of the date of the closing of the acquisition, Investment, disposition, merger, consolidation or discontinued operation or specified action.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Rosenthal” means Zellstoff-und Papierfabrik Rosenthal GmbH and any and all successors thereto.

“S&P” means Standard & Poor’s Ratings Group.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Notes” means Mercer’s 8.5% Convertible Senior Subordinated Notes Due 2012.

“Subordinated Note Indenture” means the indenture governing the Subordinated Notes.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership:

(a)	the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person; or

(b)	the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Trading Day” means:

(1)	if Mercer’s common Capital Stock is quoted on NASDAQ, a day on which trades may be made on NASDAQ; or

(2)	if Mercer’s common Capital Stock is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law, executive order or otherwise to close.

“Unrestricted Subsidiary” means each of Stendal Pulp Holding GmbH, Zellstoff Stendal GmbH, Zellstoff Stendal Holz GmbH, Zellstoff Stendal Transport GmbH, ZS Holz Beteiligungs GmbH (or any successor to any of them) or any other Subsidiary of Mercer that is designated by the Board of Directors of Mercer as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Mercer or any Restricted Subsidiary of Mercer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Mercer or such Restricted Subsidiary, as the case may be, than those that might reasonably be obtained at the time from Persons who are not Affiliates of Mercer;

(3)	is a Person with respect to which neither Mercer nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Equity Interests; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Mercer or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying:

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness; by

(b)	the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY; DELIVERY AND FORM

We will issue Exchange Notes only in fully registered form, without interest coupons, in denominations of $2,000 and integral multiples of $1,000. We will not issue Exchange Notes in bearer form. We initially issued the 2017 Senior Notes, and will initially issue the Exchange Notes, in the form of one or more global notes, referred to as “Global Notes”. We will deposit the Global Notes upon issuance with Wells Fargo Bank, National Association, referred to as the “Trustee”, as custodian for DTC, in New York, New York, and register the Global Notes in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Exchanges of book-entry notes for certificated notes

You may not exchange your beneficial interest in a Global Note for an Exchange Note in certificated form unless:

(1)	DTC (a) notifies us that it is unwilling or unable to continue as depository for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and in either case we thereupon fail to appoint a successor depository; or

(2)	we, at our option, notify the Trustee in writing that we are electing to issue the Exchange Notes in certificated form; or

(3)	an event of default shall have occurred and be continuing with respect to the Exchange Notes represented by such Global Note.

In all cases, certificated Exchange Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures). Any certificated Exchange Notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DTC Deposit/Withdraw at Custodian system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

Certain Book-entry Procedures

The description of the operations and procedures of DTC, Euroclear Bank S.A./N.V. (as operator of the Euroclear system, “Euroclear”) and Clearstream Banking Luxembourg (“Clearstream”), that follows is provided solely as a matter of convenience. These operations and procedures are solely within their control and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“participants”) and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC has advised us that its current practice, upon the issuance of the Global Notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants).

As long as DTC, or its nominee, is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Exchange Notes represented by such Global Note for all purposes under the indenture governing the Exchange Notes or the Exchange Notes. Except in the limited circumstances described above under “— Exchanges of Book-entry Notes for Certificated Notes,” you will not be entitled to have any portions of a Global Note registered in your names, will not receive or be entitled to receive physical delivery of Exchange Notes in definitive form and will not be considered the owner or holder of a Global Note (or any Exchange Note represented thereby) under the indenture governing the Exchange Notes or the Exchange Notes.

You may hold your interests in the Global Notes directly through DTC, if you are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the Regulation S Global Note on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories. The depositories, in turn, will hold such interests in such Global Note in customers’ securities accounts in the depositories’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a Global Note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

We will make payments of the principal of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither we nor the Trustee nor any of our or their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Exchange Notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Exchange Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payment will be the responsibility of such participants.

Except for trades involving only Euroclear and Clearstream participants, interests in the Global Note will trade in DTC’s settlement system, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer and exchange provisions applicable to the Notes described elsewhere herein, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised us that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described above) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes, the Global Notes will be exchanged for legended Exchange Notes in certificated form, and distributed to DTC’s participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the Trustee or any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences of the exchange of the 2017 Senior Notes for Exchange Notes in this exchange offer and the ownership and disposition of the Exchange Notes, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury regulations pronulgated thereunder, rulings and judicial decisions, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those summarized below. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances and does not deal with holders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	real estate investment trusts or regulated investment companies;

•	dealers in securities, commodities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons holding 2017 Senior Notes or Exchange Notes as part of a hedge, straddle, conversion transaction or other integrated transaction or risk reduction strategy;

•	U.S. persons whose functional currency is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and investors therein;

•	persons deemed to sell their 2017 Senior Notes or Exchange Notes under the constructive sale provisions of the Code;

•	persons subject to the alternative minimum tax; and

•	U.S. expatriates and former long-term residents of the United States.

This summary assumes holders have held the 2017 Senior Notes and will hold their Exchange Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary applies only to holders who acquired the 2017 Senior Notes in the original offering and who acquire Exchange Notes in this exchange offer, and does not discuss any U.S. federal income tax considerations for subsequent purchasers. In addition, this summary does not discuss any U.S. federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

This summary of certain U.S. federal income tax consequences is for general information purposes only and is not tax advice for any particular holder. Current holders should consult their tax advisors concerning the U.S. federal income tax consequences with respect to exchanging 2017 Senior Notes for Exchange Notes, owning or disposing of the Exchange Notes in light of their particular situations, as well as any consequences arising under the U.S. federal estate or gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

The exchange of a 2017 Senior Note for an Exchange Note will not constitute a taxable exchange of the 2017 Senior Note. As a result, a holder will not recognize taxable gain or loss upon receipt of an Exchange Note, the holder’s holding period for an Exchange Note generally will include the holding period for the 2017 Senior Note so exchanged and such holder’s adjusted tax basis in an Exchange Note will be the same as such holder’s adjusted tax basis in the 2017 Senior Note so exchanged. The U.S. federal income tax consequences of the ownership and disposition of an Exchange Note should be the same as for the 2017 Senior Notes.

THE PRECEDING SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXCHANGING 2017 SENIOR NOTES FOR EXCHANGE NOTES, OWNING AND DISPOSING OF EXCHANGE NOTES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER U.S. ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of Exchange Notes received in exchange for 2017 Senior Notes where the broker-dealer acquired the 2017 Senior Notes as a result of market-making activities or other trading activities. If such 2017 Senior Notes are Eligible Securities, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must therefore deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of the Exchange Notes received by the broker-dealer in this exchange offer, which may be satisfied by the delivery of this prospectus. We have agreed that after this registration statement is declared effective by the SEC and until the earlier of 90 days after such time, or the date on which broker-dealers are no longer required to deliver a prospectus in connection with market making or other trading activities, we will use commercially reasonable efforts to keep this registration statement continuously effective, supplemented and amended as required by the provisions of the Registration Rights Agreement and to make this prospectus, as amended or supplemented, available to any broker-dealer that requests it for use in connection with any such resale.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Broker-dealers may sell Exchange Notes received by broker-dealers for their own account pursuant to this exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell Exchange Notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders of the Exchange Notes (including any broker-dealers) against liabilities under the Securities Act.

By its acceptance of this exchange offer, any broker-dealer that receives Exchange Notes pursuant to this exchange offer agrees to notify us before using this prospectus in connection with the sale or transfer of Exchange Notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus to make the statements in this prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of this prospectus until we have notified the broker-dealer that delivery of this prospectus may resume and have furnished copies of any amendment or supplement to this prospectus to the broker-dealer.

LEGAL MATTERS

The validity of the Exchange Notes offered hereby and certain other legal matters in connection with the issuance of the Exchange Notes will be passed upon for the Company by Sangra Moller LLP, Vancouver, British Columbia with respect to matters of Canadian law, and by Davis Wright Tremaine LLP, Seattle, Washington, with respect to matters of U.S. law.

EXPERTS

The consolidated financial statements of the Company as of and for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2010, included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by PricewaterhouseCoopers LLP, independent registered chartered accountants, as set forth in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers, including Mercer International Inc., that file electronically with the SEC. You may access the SEC’s web site at http://www.sec.gov.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus.

The following document previously filed with the SEC is incorporated by reference in this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2010.

We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information “furnished” pursuant to Item 2.02 or 7.01 of any Current Report on Form 8-K) after the date of this prospectus and prior to the termination of this exchange offer.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this offering memorandum is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide promptly without charge to you, upon oral or written request, a copy of any document incorporated by reference in this prospectus, other than exhibits to these documents unless the exhibits are specifically incorporated by reference in these documents. Requests should be directed as follows:

Mercer International Inc.
650 West Georgia Street
Suite 2840, P.O. Box 11576
Vancouver, British Columbia
V6B 4N8 Canada
Telephone: (604) 684-1099
Attention: Investor Relations